Form 10KSB, Exhibit 13
period 1995-12-31
BULL RUN CORP
filed 1996-03-26
CIK 319697

EXHIBIT 13
                           1995 ANNUAL REPORT
                            TO SHAREHOLDERS

(Bull Run Corporation logo appears in the background of page)

                                    BULL RUN
                                  CORPORATION

                                        1
                                   DIVERSITY
                                       2
                                   LEADERSHIP
                                       3
                                     GROWTH
                                       4
                                   OPPORTUNITY





                               1995 ANNUAL REPORT

(Bull Run Corporation logo appears in the background of page)


OBJECTIVE

Maximize  shareholder  value

1 DIVERSITY

 through the  acquisition  and

2 LEADERSHIP

 development  of well managed

3 GROWTH

operating companies with

4 OPPORTUNITY

excellent growth potential.

Fellow stockholders,
1995 was a banner year for Bull Run Corporation.


We made great strides to add value to our Company through asset diversification, strengthened leadership, and operations growth. The accomplishments achieved in 1995 provide us the opportunity to further our efforts in 1996 and beyond.

DIVERSIFIED ASSET BASE--Early in 1995, Bull Run acquired a significant investment in Host Communications, Inc., an outstanding company with extraordinary growth potential through its unique blend of marketing, collegiate sports syndication, printing, publishing and management services. Through the exercise of warrants for HCI's common stock, Bull Run would become its largest stockholder, owning nearly 30% of HCI's outstanding common shares, in addition to owning 50% of HCI's 8% cumulative preferred stock acquired with the warrants. With the addition of HCI, we now have a significantly influential investment position in three operating companies, one of which, Datasouth Computer
Corporation, we own 100%. In 1995 our affiliate, Gray Communications Systems, acquired a newspaper operation and executed two definitive purchase agreements for the acquisition of three television stations. Gray now owns and operates six television stations, three newspapers and four other print advertising publishers.

STRONG LEADERSHIP--One quality we value highly when considering investment in a business is the strength of its management team. We believe that within each of our affiliated companies, we have a highly-qualified, industry-experienced management team exemplified by their respective Chief Executive Officers --Jim Busby at Datasouth, Ralph Gabbard at Gray, and most recently, Jim Host of Host Communications. Strong leaders, when positioned in opportunistic environments, breed success. In November 1994, you approved the addition of two new members to our Board of Directors--Jim Busby and Hilton Howell, increasing the number of Bull Run board members to six. We welcome them to our Board and appreciate their valuable contributions during 1995.

OPERATIONAL, INVESTMENT AND MARKET VALUE GROWTh--We experienced considerable growth in 1995--in operating revenue, total assets and market capitalization. 1995 was the second consecutive record revenue year for both Datasouth and Gray. Datasouth's revenue increased 22% over 1994; Gray's 61%. We invested a combined $11.6 million in HCI and an HCI-affiliated company in 1995, plus an additional $1.9 million in Gray common stock, increasing our investment position in Gray from 25.7% to 27.2%. Our market capitalization increased nearly 78% in 1995, from $36 million as of December 31, 1994 to $64 million as of December 31, 1995.

FUTURE OPPORTUNITIES--We will strive to continue our rapid growth. Already in 1996, Gray has closed its acquisition of WRDW-TV in Augusta, Georgia and, in connection with our purchase of a $10 million note from Gray, we have obtained warrants for additional Gray common stock. Gray is also expecting to close its previously-announced acquisition of two additional television stations and a communications and paging business by September 1996. Datasouth has introduced two new products which will begin contributing to its revenue and operating profits in 1996, furthering the diversification of its printer product line. We will continue the pursuit of other growth opportunities for Datasouth through potential acquisitions or alliances. We are excited about HCI's recent investment in University Sports America ("USA"). USA is a recently-formed entity which will assume some of HCI's operations, complementing USA's marketing and management of participatory amateur sporting events, such as the popular "Hoop-It-Up" 3-on-3 basketball tournaments.


A new era for Bull Run Corporation began in July 1992.

A new direction. A new focus. Much has been accomplished since then, and much more is to be achieved. We look forward to the challenges and opportunities ahead.

Sincerely,

/s/ Robert S. Prather, Jr.

Robert S.  Prather,  Jr.
President and Chief Executive  Officer

                              BULL RUN CORPORATION


Bull Run Corporation, originally a mining resource company incorporated under the name Bull Run Gold Mines, Ltd., sold its mining interests in November 1990 and changed its name upon reincorporating in Georgia in December 1992, following the acquisition of approximately 30% of Bull Run by Robinson-Prather Partnership in July 1992. In 1993, Bull Run began a series of acquisitions and investments in undervalued, well-managed operating companies with excellent growth potential.



                                     DIVERSITY

(Datasouth logo)            DATASOUTH COMPUTER CORPORATION

Datasouth Computer Corporation ("Datasouth"), Bull Run's wholly-owned subsidiary, designs, manufactures and markets heavy-duty dot matrix and thermal printers for industrial applications. Datasouth sells its products through a network of approximately 60 distributors worldwide and direct to high volume major accounts primarily in the transportation/travel, health care and
manufacturing/distribution   industries.

Datasouth, based in Charlotte, NC, manufactures and markets three distinct dot matrix printer product families--Performax, a cost effective alternative to the line printer for high speed report printing; the mid-range XL series, for medium volume forms printing applications; and Documax(TM), introduced in 1993 as Datasouth's first narrow carriage printer, offering a dual tractor feature which allows automatic switching from one form to another.

Datasouth also has developed a line of portable and desktop thermal printers, the FreeLiner(TM) and, new in 1996, the WinLiner products. These are used primarily for printing one packing or shipping label at a time, with the ability to use a revolutionary new label stock which has no silicone coated liner. The "linerfree" stock offers several advantages over conventional liner-backed labels including more printable labels per roll, superior print image and durability, and elimination of label liner waste, resulting in lower cost of use and greater efficiency.


Datasouth's manufacturing capabilities provide a strategic advantage over most competitors. Focusing on customer response time and high quality customer service, Datasouth can provide quick, on-time product delivery while maintaining low finished goods inventories by scheduling product configuration each day-- not weeks or months in advance--and configuring each unit to meet changing order requirements. All assemblies, including PC boards assembled by Datasouth, and raw materials are pulled through to replenish stock consumed, thereby eliminating unnecessary inventories and scheduling. Datasouth's warranty expense is well under 1% of revenue, evidencing Datasouth's quality workmanship and designs. Datasouth's staff of product engineers are currently focusing on enhancements to existing products, as well as furthering the Company's strategic efforts in thermal printing technology.

(Gray Communications Systems, Inc. logo)    GRAY COMMUNICATIONS SYSTEMS, INC.

Gray Communications Systems, Inc. ("Gray"), a 27.2%-owned equity investee of Bull Run, is a 99-year old company based in Albany, Georgia, founded to publish The Albany Herald, the second oldest newspaper in Georgia. Gray's common stock is traded on the New York Stock Exchange under the symbol "GCS".


Gray operates six NBC and CBS affiliated television stations--WALB-TV, an NBC affiliate established over 40 years ago, maintaining a dominant position in the Albany, Georgia market; WJHG-TV, an NBC affiliate, currently the Panama City, Florida market leader; KTVE-TV, an NBC affiliate currently ranked second in the Monroe, Louisiana - El Dorado, Arkansas market; WKYT-TV, the CBS affiliate in Lexington, Kentucky and the exclusive station for University of Kentucky sports, ranked number one in its market for the past 18 years; WYMT-TV, a CBS affiliate located in Hazard, Kentucky acquired by Gray along with WKYT-TV in September 1994, ranked number one in its market; and, WRDW-TV, a CBS affiliate located in Augusta, Georgia acquired in January 1996, currently its market leader.

Gray also operates three daily newspapers--The Albany Herald, established in 1891, a Southwest Georgia daily newspaper having a circulation of approximately 30,000 Monday through Saturday and approximately 40,000 on Sundays; The Rockdale Citizen, acquired by Gray in May 1994, a Conyers, Georgia daily newspaper established in 1953 having circulation of approximately 10,000 and a unique distinction of having a ratio of paid subscribers per number of households in a suburban county of approximately 48%; and, The Gwinnett Post-Tribune, acquired by Gray in January 1995 as a three-day a week newspaper in Lawrenceville, Georgia having a circulation of 13,000 in the fast growing Gwinnett County market, converted to a five-day a week newspaper in 1995. In addition, Gray publishes four area advertising weekly shoppers in Southwest Georgia and North Florida.

In December 1995, Gray executed a definitive agreement to purchase the assets of WCTV-TV, a CBS affiliate located in Tallahassee, Florida and WKXT-TV, a CBS affiliate in Knoxville, Tennessee, as well as a communications and paging business located in the Southeast. The transaction is expected to close by September 1996.


(Host Commmications, Inc. logo)   HOST COMMUNICATIONS,  INC.

Privately-held Host Communications, Inc. ("HCI"), based in Lexington, Kentucky, provides media and marketing services to universities, athletic conferences and the National Collegiate Athletic Association ("NCAA"). On a fully-diluted basis, Bull Run owns 29.7% of HCI's common stock and 50% of HCI's outstanding preferred stock. In 1995, HCI contributed certain of its collegiate sports
marketing   operations,  representing  approximately  50% of  HCI's  revenue, for a 33.8%  interest in the common stock of  University  Sports  America,  Inc.
("USA"), a newly-formed company which also markets and operates amateur participatory sporting events. Bull Run also directly invested in USA preferred stock convertible to approximately 3% of USA common stock. Prior to its investment in USA, HCI generated approximately $50 million in annual revenue providing its unique blend of services.

HCI's present  operations  include:

SPORTS--The NCAA, an HCI client since 1975, benefits from the company's management and production of five national radio broadcasts and nationally televised "NCAA Today" show on ESPN. HCI manages the NCAA Corporate Partner Program which features blue chip companies such as American Airlines, American Express, Frito Lay, Gillette, Hershey's, Oldsmobile, Pepsi-Cola and Sears. HCI has also been integral to the development of The Great Games that showcase Football Alliance member collegiate football teams in bowl games.

AUDIO / VIDEO SERVICES--HCI's MainStreet Productions operates recording studios equipped to handle live broadcast productions and soundtracks for radio, video and multi-range presentations, producing captivating and persuasive video presentations from concept to completion, often using pre-existing script or video footage. This unit can be seen at work during "NCAA Today" broadcasts on ESPN, and behind the scenes arranging television and radio network clearances and distribution agreements.

PUBLISHING AND PRINTING--Among the 300-plus annual publications produced by HCI are NCAA basketball championship programs, including the high-profile NCAA Men's and Women's Final Four programs. HCI's electronic publishing system provides creative flexibility and immediate response capabilities, and its printing operation offers the newest technological advances in print production, including computerized typesetting, cameras and stripping equipment, complemented by its bindery procedures. HCI provides services ranging from graphic design, typesetting and image assembly to printing and binding, to over 600 clients annually.

ASSOCIATION MANAGEMENT--HCI manages the affairs of the National Tour Association, a leading group of travel and tour professionals, by providing services in the areas of marketing, publishing, government lobbying, business, education and membership growth. HCI also offers customized association management services ranging from full service management to specialized consulting.

(University Sports America logo) UNIVERSITY SPORTS AMERICA, INC.

Effective July 1, 1995, HCI and Streetball Sports Ventures Partners, L.P. ("Streetball") joined forces by forming USA, thereby offering corporate sponsors and advertisers the broadest array ever of sponsorship and promotional opportunities involving college athletics and participatory sporting events. HCI and Streetball contributed operations, while others contributed cash, for common and/or convertible preferred stock in USA.

USA's  operations  include  the following:

COLLEGIATE SPORTS--USA provides management and marketing services to athletic departments and conferences, including the development and marketing of corporate sponsor programs; providing print, publication, and video production services (generally outsourced to HCI).

EVENTS--Building on the established success of Streetball's national "Hoop-It-Up" 3-on-3 basketball tournaments, USA manages and/or operates participatory sporting events on the local, collegiate, national and international levels.

PROPERTIES--USA develops and markets trademarks that currently include the Historically Black Collegiate Coalition ("HBCC"), "Pepito Ball", "Women's Sports America" and Tradition Bowls, such as the Dr Pepper Red River Shoot-out, the annual football contest between the University of Texas and the University of Oklahoma.

                                   LEADERSHIP

Strong, experienced leadership is and will be a vital element in the growth and profitability of Bull Run and its affiliates, due at least in part to the autonomous nature of the operations.

(Bull Run logo appears here) ROBERT S. PRATHER, JR.--Bull Run's President and CEO since July 1992, Bob Prather was a Vice President with Fuqua Industries ("Fuqua") from 1971 through 1980, primarily responsible for the search, analysis and negotiation of approximately 35 Fuqua acquisitions. He acquired his own business in 1980, a steel fabricator, growing it internally from $4 million in sales in 1980 to over $75 million in 1992, with 10 years of profitable earnings.

(Bull Run logo appears here) J. MACK ROBINSON--Bull Run's Chairman of the Board and since July 1992, a Director, Mack Robinson is Chairman and President of Delta Life Insurance Company, Chairman of Atlantic American Corporation, an insurance holding company, and is a director emeritus of Wachovia Corporation. Over his illustrious career, he has started or controlled more than 20 community banks, a chain of over 100 consumer lending offices, the Paris fashion house of Yves St. Laurent, the Rhodes Inc. furniture chain, life and casualty insurance companies, lumber mills, a pest control company and a thoroughbred race horse breeding farm.


(Datasouth logo appears here) JAMES W. BUSBY--One of Datasouth's founders in 1977, Jim Busby has been its President since 1984, heading an organization which has manufactured an installed base of over 215,000 printers in a highly competitive and rapidly changing market. As a 20-year veteran of the computer printer industry, he has been a frequent speaker at various printer industry events.

(Gray Communications System, Inc. logo appears here) RALPH W. GABBARD--Gray's President since December 1995, and President of Gray's Broadcast Group from 1994 until November 1995, Ralph Gabbard is a 30-year media executive. He is recognized nationally as an industry leader, currently serving as Chairman of the CBS affiliates body as well as Chairman of the National Association of Broadcasters Television Board of Directors.

(HCI Logo appears here) W. JAMES HOST--HCI's Chairman and CEO since founding the Company in 1971, Jim Host is a recognized leader in the collegiate sports marketing field. He is currently a delegate to the White House Conference on Travel & Tourism and a board member of the Tourism Works for America Council of Washington, D.C.

GROWTH

Since the investment of Robinson-Prather Partnership in July 1992, Bull Run and its affiliates have grown through a series of acquisitions and investments, achieving tremendous growth in operating revenue and market value.


JULY 1992
Robinson-Prather Partnership
acquires  30% of Bull Run

APRIL 1993
Bull Run acquires 43.6%
of  Datasouth  for $7.5 million

AUGUST 1993
Datasouth acquires 21.1% of
Gray for $11.1  million

MAY 1994
Gray  acquires  The  Rockdale
Citizen,  a daily
newspaper,  for $4.8 million

SEPTEMBER 1994
Gray  acquires 2  CBS-affiliated  TV
stations  in Kentucky  for $38  million

OCTOBER 1994
Gray  acquires 4 weekly
shoppers in SW Georgia for
$1.5 million

NOVEMBER 1994
Bull Run  acquires  remaining  56.4% of
Datasouth  through a merger

JANUARY 1995
Bull Run acquires  6.9% of HCI's
outstanding  common  stock;  Gray
acquires the Gwinnett  Post-Tribune,
then a 3-day a week  newspaper,
for $3.3 million

MARCH 1995
Bull Run acquires 50% of Capital
Sports  Properties, which owns all
of HCI's  preferred  stock and
warrants  to  acquire  48% of HCI
common  stock  for  $9.7  million

APRIL 1995
Gray signs a definitive agreement
to acquire a CBS-affiliated TV station
in  Augusta,  Georgia  for $35
million  (closed in  January  1996)

NOVEMBER 1995
Bull Run acquires preferred stock of USA convertible to 3% of USA's common stock

DECEMBER 1995
Gray signs a definitive  agreement
to acquire CBS affiliated TV
stations in  Knoxville  and
Tallahassee

INVESTMENTS AND ACQUISITIONS--Since 1993, Bull Run has consummated several of its own investments and acquisitions, as well as functioned as a provider of services, including candidate identification, evaluation and analysis, and transaction negotiation, in connection with investments and acquisitions made by its affiliates.

                       TOTAL INVESTMENTS AND ACQUISITIONS

 (Total Investments and Acquisitions chart appears here. Plot points are below)

                              BULL RUN CORPORATION
1993 $7.5 million
1994 $15.2 million
1995 $11.6 Million

                        DATASOUTH COMPUTER CORPORATION
1993 $11.1 Million
1994 $1.2 million
1995 $1.9 million
                       GRAY COMMUNICATIONS SYSTEMS, INC.
1993 $1.5 million
1994 $44.3 million
1995 $3.3 million
1996 $35.0 million
      (as of March 1, 1996)

OPERATING REVENUE--Since Bull Run's investment in Datasouth and Gray in 1993, operating revenue of each of the companies has steadily increased.

                               OPERATING REVENUE
         (Operating Revenue chart appears here. Plot points are below)

                        DATASOUTH COMPUTER CORPORATION

1991 $15.5 million
1992 $15.4 million
1993 $16.9 Million
1994 $21.7 million
1995 $26.4 million
                        GRAY COMMUNICATIONS SYSTEMS, INC.
1991 $22.5 million
1992 $24.6 million
1993 $25.1 million
1994 $36.5 million
1995 $58.6 million


ADJUSTED ALLOCABLE EARNINGS--Bull Run's aggregate allocable share of its investees' undistributed earnings, based on Bull Run's economic ownership of each investee as of the end of each year, has risen rapidly. The calculation of allocable undistributed earnings eliminates the impact of goodwill amortization recognized by Bull Run as required by generally accepted accounting principles, as well as the after-tax impact of unusual charges recognized by the investees which can distort the comparability of their results.

                          ADJUSTED ALLOCABLE EARNINGS
                              BULL RUN CORPORATION

        (Adjusted Allocable Earnings chart appears here. Plot points are below)

  DATASOUTH COMPUTER            GRAY COMMUNICATIONS              HOST
   CORPORATION                     SYSTEMS, INC.          COMMUNICATIONS, INC.
Initial Investment: 1993     Initial Investment: 1993   Initial Investment: 1995

Bull Run's ownership as of December 31
1993 43.6%                    1993   9.2%                   1993 N/A
1994 100%                     1994  25.7%                   1994 N/A
1995 100%                     1995  27.2%                   1995 29.7% (2)

Bull Run's allocable share of undistributed
  earnings (in 000's) (1)
1993 $(15)                    1993  $126                    1993 N/A
1994 $1,021                   1994  $634                    1994 N/A
1995 $1,492                   1995  $159                    1995 $384

1993 = $111
1994 = $1,655
1995 = $2,035


(1) calculated  based on Bull Run's ownership as of December 31 of each year
(2) includes Bull Run's warrants for HCI's common stock exercisable at $.01 per share, assuming exercise of all outstanding warrants

Market Value--Since the investment in Bull Run by Robinson-Prather Partnership in 1992, market value per share and market capitalization has increased dramatically.

                    HIGH/LOW/CLOSING MARKET PRICE PER SHARE

(High/Low/Closing Market Price Per Share chart appears here. Plot points are below)

                              BULL RUN CORPORATION
As of and for the years ended December 31

High    $0.53  $1.31   $1.94  $1.91  $4.25

Closing $0.38  $1.19   $1.56  $1.63  $2.89

Low     $0.38  $0.38   $0.78  $1.19  $1.63

         1991   1992    1993   1994   1995

                               TOTAL MARKET VALUE

         (Total Market Value chart appears here. Plot points are below)

                              BULL RUN CORPORATION

1991 $3.4 MILLION                                    As of December 31
1992 $12.7 MILLION
1993 $19.5 MILLION
1994 $36.0 MILLION
1995 $64.0 MILLION



OPPORTUNITY

In 1996 and beyond, Bull Run and its affiliates are poised to take advantage of their recent investment and operational accomplishments. Each company has positioned itself for future growth, expansion and profitability. New product offerings from Datasouth, both in the dot matrix and thermal printer categories, are expected to solidify, strengthen and enhance its position in the industrial printer market. Gray is expected to again increase its operating revenue and operating cash flow by virtue of its acquisition of WRDW-TV in Augusta, Georgia and its pending acquisition of WCTV-TV in Tallahassee, Florida and WKXT-TV in Knoxville, Tennessee. Assuming completion of the pending transaction, the number of Gray television stations would increase to eight, six of which are currently number one in their respective markets. HCI is expected to continue its business growth through increasing participation in the NCAA Corporate Partner Program, increased emphasis on its publishing and printing operations, the development of the "Football Alliance" and extension of its association management services. Bull Run and HCI will also benefit from the newly-formed University Sports America ("USA"), which will develop and market the Historically Black Collegiate Coalition ("HBCC"), college football's "Tradition Bowls" and enhancements in women's collegiate sports, as well as USA's enormously popular "Hoop-It-Up" 3-on-3 amateur basketball tournaments and similar participatory events and tournaments. In addition, Bull Run and its affiliated companies will continue to pursue acquisitions and strategic alliances as opportunities arise.

                              BULL RUN CORPORATION
                            SELECTED FINANCIAL DATA

                          (Dollars and shares in thousands, except per share amounts)
                                                       1995         1994         1993         1992        1991
OPERATING RESULTS FOR THE
  YEAR ENDED:
Revenue from printer operations                       $26,432      $ 2,751
Cost of goods sold                                     18,649        1,853
Gross profit                                            7,783          898
Consulting fees                                           719          100      $   250
Royalty income                                              2          223          214      $  146      $   53
Operating expenses                                     (6,764)      (1,174)        (595)       (710)       (519)
Income (loss) from operations                           1,740           47         (131)       (564)       (466)
Equity in earnings of affiliated companies                107          266          243
Interest income (expense), net                           (944)         (11)         116         294         383
Income (loss) before income taxes                         903          302          228        (270)        (83)
Income tax (provision) benefit                           (180)         (86)         (48)         54          17
Net income (loss)                                     $   723      $   216      $   180      $ (216)     $  (66)
Earnings (loss) per share                             $   .03      $   .02      $   .01      $ (.02)     $ (.01)
Weighted average shares                                23,236       13,534       12,503       9,993       9,563
FINANCIAL POSITION AS OF
  DECEMBER 31:
Working capital                                       $ 3,739      $ 4,813      $   400      $6,173      $5,356
Investment in affiliated companies                     29,246       15,709        7,798
Total assets                                           44,300       30,756        8,250       6,297       5,389
Long-term obligations                                  14,896        2,775
Stockholders' equity                                   24,079       23,584        8,151       6,176       5,362
Current ratio                                             1.9          2.6          8.9        51.9       201.4
Book value per share                                  $  1.09      $  1.07      $  0.65      $ 0.58      $ 0.59

The changes in financial position from 1994 to 1995 were due to Bull Run's investments in CSP, HCI and USA. The changes in financial position from 1992 to 1993 to 1994, and the changes in operating results from 1993 to 1994 to 1995, were due to the investment in a 43.6% interest in Datasouth in April 1993 and merger with Datasouth in November 1994. No dividends were declared or paid during the periods presented.
                               SELECTED QUARTERLY
                           FINANCIAL DATA (UNAUDITED)

                                  (Dollars in thousands, except per share amounts)
                                                                       FIRST       SECOND        THIRD       FOURTH
                                                                      QUARTER      QUARTER      QUARTER      QUARTER
1995:
Revenue from printer operations                                       $ 7,439      $ 7,132      $ 6,097      $ 5,764
Gross profit                                                            2,278        2,154        1,842        1,509
Other operating revenue                                                    83          351            1          286
Net income                                                                268          376           27           52
Earnings per share                                                        .01          .02          .00          .00
1994:
Revenue from printer operations                                                                              $ 2,751
Gross profit                                                                                                     898
Other operating revenue                                               $    62      $    64      $   161           36
Net income (loss)                                                         (40)         (73)          96          233
Earnings (loss) per share                                                (.00)        (.01)         .01          .01
1993:
Operating revenue                                                     $    17      $    55      $    71      $   321
Net income (loss)                                                         (57)        (140)          49          328
Earnings (loss) per share                                                (.00)        (.02)         .00          .03

(The Datasouth logo appears here with DATASOUTH spelled out beside it. It runs across pages 10 and 11)

(A Photo of three people working appears here)

(A Photo of computer printers appears here)

(A Photo of the Datasouth building appears here)

(A Photo of a person with a computer printer on their side appears here)

(Logo of Gray Communications Systems, Inc. appears here)

(A Photo of satellite dishes appears here)

(A Photo of a television news anchor crew appears here)

(A Photo of a building appears here)

(A Photo of the breakfast table with a newspaper appears here)

(A Photo of a TV station control panel appears here)

(Host Communications, Inc. Logo appears here)

(University Sports America, Inc. Logo appears here)

(The Notre Dame University Logo appears here)

(The University of Kentucky Logo appears here)

(The NCAA Logo appears here)

(The Southeastern Conference Logo appears here)

(The University of South Carolina Logo appears here)

(Four photos appear on this page depicting people in a recording studio, a person playing basketball with the words HOOP-IT-UP, football players and the cover of a magazine labeled INSIDE OUTSIDE, A Behind the Scenes Look at Kentucky Basketball)

                              BULL RUN CORPORATION
                            MANAGEMENT'S DISCUSSION
                                  AND ANALYSIS
RESULTS OF OPERATIONS
In April 1993, Bull Run purchased approximately 43.6% of the outstanding shares of the common stock of Datasouth Computer Corporation ("Datasouth"). On November 29, 1994, Datasouth was merged into a newly-formed, wholly-owned subsidiary of Bull Run as a result of the exchange of three shares of Bull Run common stock for each share of outstanding Datasouth common stock which Bull Run did not then own. Immediately following the merger, the wholly-owned subsidiary changed its name to Datasouth Computer Corporation (also referred to as "Datasouth"). Prior to the merger, Bull Run accounted for its investment in Datasouth under the equity method of accounting whereby Bull Run's proportionate share of Datasouth's operating results were reported in the Statement of Income under the caption "Equity in earnings of affiliated companies". Therefore, whereas in 1995 Datasouth's operating results are consolidated with Bull Run's, only Datasouth's results for the period November 30, 1994 through December 31, 1994 are similarly consolidated in 1994.

Revenue from printer operations of $26,432,000 in 1995 represented a 22% increase over Datasouth's revenue in 1994 of $21,746,000, $2,751,000 of which was realized in 1994 subsequent to the merger. The increase was largely attributable to an increase in sales to the SABRE Travel Information Network ("SABRE"), a division of American Airlines, from approximately $4,400,000 in 1994 to approximately $7,800,000 in 1995, and a similar increase in demand for Datasouth's DOCUMAX (TM) printer from other airlines and travel networks.

Bull Run earned $719,000 in consulting fees in 1995, compared to $100,000 and $250,000 in 1994 and 1993, respectively, for management assistance to Gray Communications Systems, Inc. ("Gray") relative to acquisitions and debt financing. There is no assurance that consulting fees, if any, will be earned in the future.

Royalties, attributable to an interest in mining properties which was sold in 1990, were earned by Bull Run based on quantities of gold processed. Royalty income was insignificant in 1995, having decreased from $223,000 in 1994 and $214,000 in 1993. The amount of royalty income, if any, to be received in the future will be solely dependent on factors outside Bull Run's control.

Bull Run's consolidated operating expenses of $6,764,000 in 1995 represents a $650,000, or 11%, increase over the combined operating expenses of Bull Run and Datasouth in 1994, $283,000 of which resulted from an increase in goodwill amortization attributable to the merger. The remaining increase is due to the cost of Datasouth's research and development efforts in 1995, much of which was incurred for the design of two new printer lines introduced in the first quarter of 1996. Only Datasouth's operating expenses for the period November 30, 1994 through December 31, 1994 are reflected in Bull Run's consolidated operating expenses in 1994.

Equity in earnings of affiliated companies, totaling $107,000 in 1995, includes Bull Run's proportionate share of the earnings of Gray, Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP"), net of goodwill amortization totaling $378,000, whereas the amounts presented in 1994 and 1993 of $266,000 and $243,000, respectively, include Bull Run's equity in the earnings of Datasouth prior to the merger.

Interest income of $116,000 in 1993 was a result of temporary cash investments on hand prior to the investment in Datasouth common stock in April of that year. Interest expense of $984,000 in 1995 resulted from borrowings to finance investments in Gray, HCI, CSP and University Sports America, Inc. ("USA").

In 1995, Bull Run utilized a $101,000 research and development credit which was carried forward from prior years. As of December 31, 1995, Bull Run has Alternative Minimum Tax ("AMT") credit carryforwards totaling $430,000 to reduce regular Federal tax liabilities in the future, of which, $131,000 will serve to reduce goodwill when realized. As a result of recognizing approximately $58,000 in AMT credits in 1995, and a change in judgment regarding the realizability of remaining AMT credit carryforwards, the valuation allowance on deferred tax assets was reduced in the fourth quarter of 1995 thereby reducing the 1995 income tax provision by approximately $250,000.

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires recognition of impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Bull Run will adopt Statement No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

LIQUIDITY AND CAPITAL RESOURCES

Investments in HCI and CSP, totaling $10,942,000 in 1995, were financed primarily with $13,500,000 in bank term loans, which also served to refinance an existing $3,000,000 bank term loan and $900,000 outstanding on a line of credit. Investments in Gray and USA, totaling $2,580,000 in 1995, were financed primarily with borrowings under Bull Run's bank line of credit and revolving bank credit facility. Investments in Datasouth were financed with available cash and short-term investments of $309,000 in 1994 and $7,555,000 in 1993, a private issuance of Bull Run's common stock for $1,751,000 in January 1993, and the issuance of Bull Run common stock valued at $15,217,000 to Datasouth's former shareholders in connection with the November 1994 merger.

In January 1996, Bull Run entered into a Note Purchase Agreement with Gray pursuant to which Bull Run purchased a certain 8% Subordinated Note issued by Gray in the principal amount of $10,000,000 due in January 2005, with interest payable quarterly beginning March 31, 1996. In connection with the Note Purchase Agreement, Gray issued to Bull Run warrants to purchase up to 487,500 shares of Gray common stock at approximately $17.88 per share. Warrants for 300,000 of the 487,500 shares are fully vested, with the remaining warrants vesting in five annual installments of 37,500 shares each beginning January 3, 1997, assuming the 8% Subordinated Note remains outstanding. Vested warrants are exercisable after January 3, 1998 and expire in January 2006. The Note is subordinated to Gray's outstanding debt to a bank and an institutional lender. Bull Run financed the purchase with a $10,000,000 increase to its outstanding bank term loan borrowings. The bank term loans totaling $23,500,000, subsequent to the January 1996 transactions, are payable in monthly installments of $200,000 beginning February 1999, and currently bear interest at the London Interbank Offer Rate ("LIBOR") plus 1.75%, which was 7.554% as of December 31, 1995.

In November 1994, Bull Run announced that its Board of Directors had authorized the repurchase of up to 2,000,000 shares of Bull Run's common stock. During 1995, 123,000 shares were repurchased at a cost of $330,000. Repurchases may be made from time to time in the open market or directly from shareholders at prevailing market prices, and may be discontinued at any time.

Working capital has decreased to $3,739,000 as of December 31, 1995 from $4,813,000 as of December 31, 1994 as a result of borrowings under a line of credit to finance the purchase of additional shares of Gray. The increase in working capital during 1994 of $4,413,000 was attributable to the merger with Datasouth, whose working capital at the effective date of the merger was $4,803,000, and the decrease in working capital in 1993 of $5,773,000 was due to the use of cash and short-term investments as part of the initial investment in Datasouth.

Inventories have increased to $3,755,000 as of December 31, 1995 from $2,609,000 as of December 31, 1994 due to the fulfillment of significant purchase commitments in 1995 and the addition of raw materials to be used in the manufacture of Datasouth's new printer product lines in 1996. As of December 31, 1995, Datasouth had purchase commitments totaling approximately $5,800,000, primarily for raw materials inventories.

Bull Run has an available bank line of credit of $3,000,000 expiring April 30, 1996, limited to 80% of eligible accounts receivable, and a revolving bank credit facility providing up to $1,500,000 of available credit, due April 1, 1997. The limitation on the $3,000,000 line was $2,741,000 as of December 31, 1995. As of December 31, 1995, $1,285,000 was outstanding under the $3,000,000 line and $1,396,000 was outstanding under the $1,500,000 revolver. The facilities bear interest at the banks' prime rate, which was 8.5% as of December 31, 1995.

Capital spending for 1996 is expected to be approximately $650,000. Bull Run believes that its current working capital, cash flow from operations and funds available under its line of credit and revolving credit facility will be sufficient to fund its debt service, working capital requirements and capital spending requirements for the next year. Any capital required for potential additional business acquisitions would have to be funded by issuing additional securities or by entering into other financial arrangements.

                              BULL RUN CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                       (Dollars and shares in thousands)

                                                                                                     DECEMBER 31
                                                                                                  1995         1994
ASSETS
Current assets:
  Cash and cash equivalents                                                                      $   146      $   824
  Marketable securities                                                                                           500
  Accounts receivable                                                                              3,909        3,809
  Inventories                                                                                      3,755        2,609
  Other                                                                                              185           74
     Total current assets                                                                          7,995        7,816
Property and equipment, net                                                                        2,512        2,358
Investment in affiliated companies                                                                29,246       15,709
Goodwill                                                                                           4,314        4,717
Other assets                                                                                         233          156
                                                                                                 $44,300      $30,756
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable and current portion of long-term debt                                             $ 1,285      $   225
  Accounts payable                                                                                 1,591        1,612
  Accrued and other liabilities:
     Employee compensation and related taxes                                                         569          652
     Income taxes                                                                                    393          244
     Other                                                                                           418          270
        Total current liabilities                                                                  4,256        3,003
Long-term debt                                                                                    14,896        2,775
Deferred income taxes                                                                              1,069        1,394
Stockholders' equity:
  Common stock ($.01 par value; authorized 100,000 shares; issued 22,280 and 22,137 shares as
     of December 31, 1995 and 1994, respectively)                                                    223          221
  Additional paid-in capital                                                                      20,503       20,403
  Treasury stock, at cost, 123 shares                                                               (330)
  Retained earnings                                                                                3,683        2,960
     Total stockholders' equity                                                                   24,079       23,584
                                                                                                 $44,300      $30,756

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              BULL RUN CORPORATION
                            CONSOLIDATED STATEMENTS
                                   OF INCOME
          (Dollars and shares in thousands, except per share amounts)

                                                                                       YEARS ENDED DECEMBER 31
                                                                                   1995         1994         1993
Revenue from printer operations                                                   $26,432      $ 2,751
Cost of goods sold                                                                 18,649        1,853
Gross profit                                                                        7,783          898
Other operating revenue:
  Consulting fees                                                                     719          100      $   250
  Royalties                                                                             2          223          214
                                                                                      721          323          464
Operating expenses:
  Research and development                                                          1,872          140
  Selling, general and administrative                                               4,892        1,034          595
                                                                                    6,764        1,174          595
Income (loss) from operations                                                       1,740           47         (131)
Other income (expense):
  Equity in earnings of affiliated companies                                          107          266          243
  Interest income                                                                      40           10          116
  Interest expense                                                                   (984)         (21)
                                                                                     (837)         255          359
Income before income taxes                                                            903          302          228
Income tax provision                                                                  180           86           48
Net income                                                                        $   723      $   216      $   180
Earnings per share                                                                $   .03      $   .02      $   .01
Weighted average number of common shares outstanding                               23,236       13,534       12,503

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              BULL RUN CORPORATION
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (Dollars and shares in thousands)

                                                                  ADDITIONAL                                   TOTAL
                                              COMMON STOCK         PAID-IN       TREASURY     RETAINED     STOCKHOLDERS'
                                            SHARES     AMOUNT      CAPITAL        STOCK       EARNINGS         EQUITY
Balances, January 1, 1993                   10,654      $107       $  3,505       $    0       $2,564         $  6,176
  Purchase of treasury stock                                                          (2)                           (2)
  Retirement of treasury stock                  (2)        0             (2)           2                             0
  Exercise of stock options                    100         1             49                                         50
  Tax benefit from exercise of stock
     options                                                             17                                         17
  Issuance of shares                         1,753        17          1,713                                      1,730
  Net income                                                                                      180              180
Balances, December 31, 1993                 12,505       125          5,282            0        2,744            8,151
  Issuance of shares in connection with
     merger                                  9,632        96         15,121                                     15,217
  Net income                                                                                      216              216
Balances, December 31, 1994                 22,137       221         20,403            0        2,960           23,584
  Purchase of treasury stock                                                        (330)                         (330)
  Exercise of stock options                    143         2            100                                        102
  Net income                                                                                      723              723
Balances, December 31, 1995                 22,280      $223       $ 20,503       $ (330)      $3,683         $ 24,079

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              BULL RUN CORPORATION
                            CONSOLIDATED STATEMENTS
                                 OF CASH FLOWS
                             (Dollars in thousands)

                                                                                        YEARS ENDED DECEMBER 31
                                                                                     1995         1994         1993
Cash flows from operating activities:
  Net income                                                                       $    723      $   216      $   180
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities:
  Provision for bad debts                                                                58            5
  Depreciation and amortization                                                       1,124           92            1
  Equity in earnings of affiliated companies                                           (107)        (266)        (243)
  Tax benefit from exercise of non-qualified stock options                                                         17
  Change in operating assets and liabilities:
     Accounts receivable                                                               (158)        (217)         (90)
     Inventories                                                                     (1,146)         (93)
     Other current assets                                                              (111)          20
     Accounts payable and accrued expenses                                               34          349          (70)
     Accrued income taxes                                                               204           38           48
     Deferred income taxes                                                             (211)          63           48
  Net cash provided by (used in) investing activities                                   410          207         (109)
Cash flows from investing activities:
  Cash and cash equivalents acquired in merger                                                       632
  Sale of marketable securities                                                         500
  Capital expenditures                                                                 (920)         (25)
  Investment in affiliated companies                                                (13,586)        (309)      (7,555)
  Dividends received from affiliate                                                      92           27
  Net cash provided by (used in) investing activities                               (13,914)         325       (7,555)
Cash flows from financing activities:
  Borrowings under lines of credit                                                   12,014
  Repayments on lines of credit                                                     (10,729)
  Proceeds from long-term debt                                                       15,152        3,000
  Repayments on long-term debt                                                       (3,257)      (3,000)
  Loan commitment fees                                                                 (126)
  Issuance of common stock                                                              102                     1,781
  Repurchase of common stock                                                           (330)                       (2)
  Net cash provided by financing activities                                          12,826            0        1,779
Net increase (decrease) in cash and cash equivalents                                   (678)         532       (5,885)
Cash and cash equivalents, beginning of year                                            824          292        6,177
Cash and cash equivalents, end of year                                             $    146      $   824      $   292
Supplemental cash flow disclosures:
  Interest paid                                                                    $    794      $   153      $     0
  Income taxes paid (recovered), net                                                    187          (14)          12

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                    THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              BULL RUN CORPORATION
                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                (Dollars in thousands, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -- On November 29, 1994, Datasouth Computer Corporation ("Datasouth") was merged (the "Merger") into a newly-formed wholly-owned subsidiary of Bull Run Corporation ("Bull Run"), which changed its name to Datasouth Computer Corporation (also referred to herein as "Datasouth") immediately following the Merger. The accompanying consolidated financial statements include the accounts of Bull Run and, as of December 31, 1995 and 1994, for the year ended December 31, 1995 and the period November 30, 1994 through December 31, 1994, Datasouth, after elimination of intercompany accounts and transactions. From April 29, 1993 through November 29, 1994, Bull Run owned 43.6% of the outstanding common stock of Datasouth.

USE OF ESTIMATES -- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS -- Cash equivalents are composed of all highly liquid investments with an original maturity of three months or less.
MARKETABLE SECURITIES -- Marketable securities, primarily commercial paper, are stated at cost, which approximates market value.

ACCOUNTS RECEIVABLE -- Bull Run through its wholly-owned subsidiary, Datasouth, sells computer printers and provides service worldwide to distributors, value-added resellers and large volume end users. Bull Run performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. In addition, Bull Run receives consulting fees generally payable in monthly installments from Gray Communications Systems, Inc. ("Gray"), an investee, for the performance of services in connection with Gray's acquisitions. As of December 31, 1995, fees of $670 were receivable from Gray. The allowance for doubtful accounts was $50 as of December 31, 1995 and $60 as of December 31, 1994.

INVENTORIES -- Inventories are associated with the printer operations and are stated at the lower of cost, determined on the first-in, first-out method, or market.

PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost less depreciation computed under the straight-line method over the estimated useful life of the asset, generally from 3 to 7 years. When assets are disposed, the associated cost and accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reflected in income. Expenditures for maintenance, repairs and minor renewals are charged to expense. Depreciation expense was $783 in 1995, $67 in 1994 and $1 in 1993.

INVESTMENT IN AFFILIATED COMPANIES -- Bull Run's investment in Datasouth, prior to the Merger, was accounted for by the equity method. Since November 30, 1994 (the day after the effective date of the Merger), Bull Run has accounted for Datasouth's investment in Gray by the equity method. Bull Run accounts for its investments in Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP") by the equity method, and its investment in University Sports America, Inc. ("USA") by the cost method. The excess of Bull Run's investment over the underlying equity of Gray and HCI, totaling $14,991 and $7,501, respectively, as of December 31, 1995, is being amortized over 40 years. The equity in earnings of HCI is recognized by Bull Run on a six month lag basis, in order to align HCI's fiscal year ending each June 30 with Bull Run's fiscal year.

GOODWILL AND OTHER LONG-LIVED ASSETS -- Goodwill associated with Bull Run's initial acquisition of Datasouth's common stock in 1993 and acquisition of the remaining Datasouth common stock as a result of the Merger in 1994 is being amortized over 15 years. The carrying value of goodwill, as well as other long-lived assets, are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates that the assets will not be recoverable, as determined based on undiscounted estimated cash flows over the remaining amortization period, the carrying value of the assets would be reduced to their estimated fair value. Goodwill amortization was $309 in 1995 and $25 in 1994, and accumulated amortization was $334 and $25 as of December 31, 1995 and 1994, respectively.

WARRANTY COSTS -- An estimated allowance for future warranty costs of the printer operations, based on past experience, is recorded as a charge to cost of goods sold. Included in other accrued liabilities is $65 and $80 for future warranty costs as of December 31, 1995 and 1994, respectively.

RESEARCH AND DEVELOPMENT -- Research and development costs of the printer operations, including the costs of software developed internally, are expensed as incurred.

INCOME TAXES -- Income taxes are recognized in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is recognized on certain deferred tax assets whose realization is not reasonably assured.

STOCK-BASED COMPENSATION -- Bull Run grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," no compensation expense is recognized for such grants. In the future, Bull Run will continue to account for stock options under APB Opinion No. 25.

EARNINGS PER SHARE -- Earnings per share is based on the weighted average number of shares of Bull Run common stock and common stock equivalents (i.e., stock options) outstanding during the period, computed in accordance with the treasury stock method. In periods where they are anti-dilutive, common stock equivalents were excluded from the calculation.

2. MERGER AND INVESTMENTS

Immediately following the approval of Bull Run's and Datasouth's shareholders on November 29, 1994, Datasouth was merged into a newly-formed wholly-owned subsidiary of Bull Run through the exchange of three shares of Bull Run common stock for each share of Datasouth common stock which Bull Run did not then own. The acquisition was accounted for by the purchase method of accounting, and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair values at the merger date. The excess of purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The estimated fair values of assets and liabilities acquired are summarized as follows:

Cash and marketable securities                                              $ 1,132
Receivables                                                                   3,457
Inventories                                                                   2,516
Other current assets                                                             76
Property and equipment                                                        2,387
Investment in Gray                                                           15,733
Goodwill                                                                      4,743
Other assets                                                                    166
Current liabilities assumed                                                  (2,340)
Long-term debt assumed                                                       (3,000)
Deferred income taxes                                                        (1,283)
                                                                             23,587
Less: Investment in 43.6% of Datasouth immediately prior to the merger       (8,370)
Value of shares of Bull Run common stock issued                             $15,217

From April 29, 1993 (the date Bull Run acquired its initial 43.6% ownership in Datasouth) through November 29, 1994 (the date of the Merger), Bull Run accounted for its investment in Datasouth by the equity method. In connection with its initial investment in Datasouth, Bull Run sold 1,751,058 shares of Bull Run common stock to a shareholder and certain of the shareholder's affiliates in January 1993 for $1,751.

Datasouth operating results for the periods January 1, 1994 through November 29, 1994 and May 1, 1993 through December 31, 1993 follow:

                                            JANUARY 1, 1994          MAY 1, 1993
                                                THROUGH                THROUGH
                                           NOVEMBER 29, 1994      DECEMBER 31, 1993
Revenue                                         $18,995                $12,750
Gross profit                                      5,659                  3,717
Income from operations                              718                    491
Net income                                          719                    590
Bull Run's equity in earnings of
  Datasouth                                     $   294                $   243

Bull Run, through Datasouth, owns approximately 27.2% of Gray's outstanding common stock. Based in Albany, Georgia, Gray owns and operates three NBC and three CBS affiliated television stations (a definitive agreement to purchase two more television stations, plus a communications and paging business, has been executed), three newspapers and other print advertising publications. Bull Run recognized consulting fee income from Gray of $719, $100 and $250 in 1995, 1994 and 1993, respectively, for services rendered in connection with Gray's acquisitions. As of December 31, 1995, income from additional consulting fees of $266 have been deferred and will be recognized as Gray amortizes goodwill associated with the acquisitions.

In January 1995, Bull Run acquired a 6.9% interest in the outstanding common stock of HCI for $906. In March 1995, Bull Run acquired 50% of the outstanding common stock of CSP for approximately $9,700. CSP's assets consist of all of the outstanding HCI 8% cumulative preferred stock with a stated value of $5,446 and warrants to purchase HCI common stock at $.01 per share, effectively providing Bull Run an economic interest in 50% of HCI's outstanding preferred stock and a 28.7% interest in HCI's common stock assuming conversion of all outstanding warrants. Later in 1995, Bull Run increased its ownership in HCI to 9.0% of the currently outstanding common shares, and 29.7% of the "fully converted" total common shares, through acquisitions of HCI common stock for $329. HCI provides media and marketing services to universities, athletic conferences and the National Collegiate Athletic Association ("NCAA").

In November 1995, Bull Run invested $650 in preferred stock of USA, which is convertible to 3.0% of USA's total common shares, assuming conversion of all USA preferred stock.

The summarized aggregate financial information of affiliated companies follows:
AGGREGATE FINANCIAL POSITION (REFLECTING GRAY AND CSP AS OF DECEMBER 31, 1995 AND 1994, COMBINED WITH HCI AS OF JUNE 30, 1995 AND 1994):

                                                               1995         1994
Current assets                                               $ 30,822      $28,071
Property and equipment                                         22,050       21,377
Total assets                                                  103,593       98,005
Current liabilities                                            29,118       26,316
Long-term debt                                                 51,718       53,704
Total liabilities                                              87,940       87,244
Stockholders' equity                                           15,653       10,761

AGGREGATE OPERATING RESULTS (REFLECTING GRAY AND CSP FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993, COMBINED WITH HCI FOR THE YEARS ENDED JUNE 30, 1995, 1994 AND 1993):

                                                 1995         1994         1993
Operating revenue                              $105,726      $85,260      $72,679
Income from operations                            9,441        9,901        5,809
Net income                                        2,196        4,641        2,561

Gray's stock is publicly traded on the New York Stock Exchange (symbol: GCS). As of December 31, 1995, the value of Gray shares owned by Bull Run was approximately $21,500, based on the per share value of the Gray shares as quoted on the New York Stock Exchange. The value of Bull Run's investments in privately-held HCI, CSP and USA, based on the cost of acquiring the investments during 1995, was approximately $11,600 as of December 31, 1995.

The operating results of Datasouth are included in Bull Run's consolidated results of operations from November 29, 1994 (the date of the Merger). The equity in earnings of HCI and CSP are included in Bull Run's consolidated results of operations from March 29, 1995 (the date of the CSP acquisition). The following unaudited pro forma summary presents the consolidated results of operations for the years ended December 31, 1995, 1994 and 1993 as if the Merger had occurred on January 1, 1993 and the CSP acquisition had occurred on January 1, 1994, after giving effect to certain adjustments, including elimination of Merger expenses, amortization of goodwill, elimination of interest income on funds used for the original investment in Datasouth, addition of interest expense associated with investment financing, elimination of equity in earnings in Datasouth, pro forma effects of Gray's business acquisitions and related income tax effects. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the Merger and the CSP acquisition been effective as of those dates or of results which may occur in the future.

                                                 1995         1994         1993
Revenue from printer operations                 $26,432      $21,746      $16,906
Other operating revenue                             721          323          464
Net income (loss)                                   374           44         (463)
Earnings (loss) per share                       $   .02      $   .00      $  (.02)

3. INVENTORIES
Inventories related to the printer operations consist of the following as of December 31:

                                                                  1995        1994
Raw materials                                                    $2,489      $1,784
Work-in-process                                                     617         644
Finished goods                                                      649         181
                                                                 $3,755      $2,609

4. PROPERTY AND EQUIPMENT
Property and equipment consist of the following as of December 31:

                                                                  1995        1994
Land                                                             $  750      $  750
Production equipment                                              1,991       1,413
Research and development equipment                                  219         107
Office furniture and equipment                                      414         167
                                                                  3,374       2,437
Accumulated depreciation and amortization                          (862)        (79)
                                                                 $2,512      $2,358

Bull Run's executive offices are leased from a company affiliated with a principal stockholder and director of Bull Run under an operating lease expiring in 2002. Datasouth leases its main facility for printer operations under an operating lease expiring in 1998, having a renewal option for an additional three year period, and leases additional office and warehouse space under an operating lease expiring in 1997. Bull Run's total consolidated rental expense, which includes Datasouth's rental expense in 1995 and the period November 30, 1994 through December 31, 1994, was $317, $38 and $27 in 1995, 1994 and 1993,
respectively. The minimum annual rental commitments under these and other leases with an original lease term exceeding one year are approximately $294 for each of the years 1996 and 1997, $217 for 1998, $17 for 1999 and 2000, and $35
thereafter.

5. LONG-TERM DEBT AND NOTE PAYABLE

As of December 31, 1995, long-term debt consists of two term loans provided under a Loan Agreement with a bank executed in March 1995 totaling $13,500, plus outstanding borrowings of $1,396 under a revolving bank credit facility. As of December 31, 1994, long-term debt consisted of a $3,000 term note payable to a bank, which was refinanced as a result of executing the term notes in March 1995. The $3,000 note was executed in December 1993 and served to refinance $3,000 in 8% subordinated debentures payable to insurance companies affiliated with a principal shareholder of Bull Run.

As further discussed in Note 11, Bull Run and the bank modified the Loan Agreement in January 1996, executing two term loans totaling $23,500 which replaced the March 1995 term loans. The new term loans are payable in aggregate monthly installments of $200 commencing February 1999, with all remaining amounts due in January 2002. The loans are collateralized by common shares of Gray owned by Bull Run, an 8% subordinated note receivable from Gray (discussed further in Note 11), warrants to purchase Gray's common stock held by Bull Run (also discussed further in Note 11) and shares of Bull Run common stock held by a principal shareholder of Bull Run. The loan requires adherence to certain financial covenants, the most restrictive of which requires maintaining a current ratio of at least 1.5 to 1.0.

The revolving bank credit facility provides available borrowings of up to $1,500 until April 1, 1997, and bears interest at the bank's prime rate, which was 8.5% as of December 31, 1995. The revolver is subject to the terms and conditions of the modified Loan Agreement discussed above. In addition, Bull Run has an available line of credit for up to $3,000, limited to 80% of eligible accounts receivable, bearing interest at the prime rate. The line is collateralized by accounts receivable and expires April 30, 1996. As of December 31, 1995, the limitation on the $3,000,000 line was $2,741,000, of which $1,285,000 was outstanding. There were no amounts outstanding under the revolver or the line of credit as of December 31, 1994 or 1993.

6. INCOME TAXES

The income tax provision for the years ending December 31 consists of the following:

                                                          1995       1994      1993
Current:
  Federal                                                 $ 300      $21       $ 0
  State                                                      91        2         0
     Total                                                  391       23         0
Deferred                                                   (211)      63        48
Total                                                     $ 180      $86       $48

Deferred tax liabilities (assets) are comprised of the following as of December 31:

                                                                  1995        1994
Property and equipment                                           $  202      $  150
Investment in affiliated companies                                1,416       1,566
  Gross deferred tax liabilities                                  1,618       1,716
Deferred consulting fee income                                      (90)
Allowance for doubtful accounts                                     (18)        (22)
Inventory costs and reserves                                       (124)       (111)
Employee benefits                                                   (34)        (30)
Warranty reserve                                                    (24)        (29)
Alternative Minimum Tax credit carryforwards                       (432)       (473)
Business credit carryforwards                                                  (101)
Other, net                                                           (5)        (29)
  Gross deferred tax assets                                        (727)       (795)
Valuation allowance                                                 178         473
  Total deferred taxes, net                                      $1,069      $1,394

A valuation allowance is provided principally to offset all of the deferred tax asset associated with Alternative Minimum Tax ("AMT") credit carryforwards as of December 31, 1994, and a portion of such deferred tax asset as of December 31, 1995, the realization of which is uncertain. If realized, $131 of the AMT credit carryforward will reduce goodwill.

The principal differences between the federal statutory tax rate and the effective tax rate are as follows:

                                                           1995       1994      1993
Federal statutory tax rate                                  34.0%     34.0%     34.0%
Realization of Alternative Minimum Tax credit
  carryforwards                                             (6.4)
Reduction in valuation allowance                           (28.1)
Goodwill amortization                                       11.6
Benefit of net operating loss, net of Alternative
  Minimum Tax                                                                   (7.7)
Depletion                                                             (3.7)     (5.2)
State income taxes, net of federal tax benefit               6.7
Other, net                                                   2.1      (1.8)     (0.4)
Effective tax rate                                          19.9%     28.5%     21.1%

7. STOCK OPTIONS

In November 1994, Bull Run adopted the 1994 Long Term Incentive Plan (the "1994 Plan") under which 2,500,000 shares of Bull Run common stock have been reserved for issuance of stock options, restricted stock awards and stock appreciation rights. Under terms of the Merger with Datasouth, all outstanding stock options to purchase Datasouth common stock were converted to Bull Run stock options under the 1994 Plan.

Also in November 1994, Bull Run adopted the Non-Employee Directors' 1994 Stock Option Plan (the "1994 Directors' Plan") under which 350,000 shares of Bull Run common stock have been reserved for issuance of stock options. Options under the 1994 Directors' Plan are fully vested when granted.
Information with respect to Bull Run's stock option plans follows:

                                                         OPTION          OPTION PRICE
                                                         SHARES             RANGE
Outstanding at January 1, 1993                            325,000      $     0.42-$0.75
  Exercised                                              (100,000)     $     0.42-$0.75
Outstanding at December 31, 1993                          225,000      $     0.42-$0.75
  Grants as a result of Datasouth merger                1,194,000      $     0.88-$0.96
  Other grants                                            375,000      $     1.34-$1.66
Outstanding at December 31, 1994                        1,794,000      $     0.42-$1.66
  Exercised                                              (143,000)     $     0.42-$0.88
  Cancelled                                               (10,000)     $     0.88
Outstanding at December 31, 1995                        1,641,000      $     0.42-$1.66
Options exercisable at December 31, 1995                  930,000      $     0.42-$1.66

8. RETIREMENT PLANS

Effective with the Merger, Bull Run adopted the Datasouth Savings and Profit-Sharing Plan (the "401(k) Plan"), whereby employees of Bull Run and Datasouth may contribute 1% to 15% of their gross pay to the 401(k) Plan subject to limitations set forth by the Internal Revenue Service. The companies may make matching and/or discretionary contributions to the employees' accounts in amounts to be determined annually. Total company contributions to the 401(k) Plan were $255 for year ended December 31, 1995 and $40 for the period November 30, 1994 through December 31, 1994.

9. GEOGRAPHIC DATA AND SIGNIFICANT CUSTOMER

Revenue from printer sales to non-domestic customers, located principally in Western Europe, Southeast Asia and Mexico were $2,361 in 1995 and $209 in 1994. A significant amount of revenue from printer operations is derived from one customer. In 1995 and 1994, 30% and 34% of such revenue was attributable to this customer, respectively.

10. SUBSEQUENT EVENTS

In January 1996, Bull Run entered into a Note Purchase Agreement with Gray pursuant to which Bull Run purchased a certain 8% Subordinated Note issued by Gray in the principal amount of $10,000,000 due in January 2005, with interest payable quarterly beginning March 31, 1996. In connection with the Note Purchase Agreement, Gray issued to Bull Run warrants to purchase up to 487,500 shares of Gray common stock at approximately $17.88 per share. Warrants for 300,000 of the 487,500 shares are fully vested, with the remaining warrants vesting in five annual installments of 37,500 shares each beginning January 3, 1997, assuming the 8% Subordinated Note remains outstanding. Vested warrants are exercisable after January 3, 1998 and expire in January 2006. The Note is subordinated to Gray's outstanding debt to a bank and an institutional lender. Bull Run financed the purchase with a $10,000,000 increase to its outstanding bank term loan borrowings. The bank term loans totaling $23,500,000, subsequent to the January 1996 transactions, are payable in aggregate monthly installments of $200,000 beginning February 1999, and currently bear interest at the London Interbank Offer Rate ("LIBOR") plus 1.75%, which was 7.554% as of December 31, 1995.

                         REPORT OF INDEPENDENT AUDITORS
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
  BULL RUN CORPORATION
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Bull Run Corporation as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP") have been audited by other auditors whose reports have been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for HCI and CSP, it is based solely on their reports. In the consolidated financial statements, the Company's investment in HCI and CSP is stated at $11,165,000 at December 31, 1995 and the Company's equity in the net income of HCI and CSP is stated at $245,000 for the year then ended.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, for 1995, the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bull Run Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
Atlanta, Georgia
February 22, 1996

                         DATASOUTH COMPUTER CORPORATION
                            SELECTED FINANCIAL DATA
                             (Dollars in thousands)

                                                                  *1994         1993          1992          1991
OPERATING RESULTS FOR THE
  YEAR ENDED:
Revenue from printer operations                                  $18,995       $16,906       $15,369       $15,495
Cost of goods sold                                                13,336        12,117        10,830        11,638
Gross profit                                                       5,659         4,789         4,539         3,857
Operating expenses                                                 4,941         5,031         4,492         4,681
Income (loss) from operations                                        718          (242)           47          (824)
Equity in earnings of affiliated company                             376           108
Interest income (expense), net                                      (148)          166           590           651
Income (loss) before income taxes                                    946            32           637          (173)
Income tax provision                                                (227)                        (31)
Net income (loss)                                                $   719       $    32       $   606       $  (173)

* Operating results for the period January 1, 1994 through November 29, 1994, the effective date of the merger of Datasouth into a wholly-owned subsidiary of Bull Run. Subsequent to November 29, 1994, Datasouth's operating results are consolidated with Bull Run's.

FINANCIAL POSITION AS OF
  DECEMBER 31:
Working capital                                                                 $ 4,999       $13,322       $12,906
Investment in affiliated company                                                 11,218
Total assets                                                                     21,140        16,933        16,812
Long-term obligations                                                             3,000
Stockholders' equity                                                             15,935        15,908        15,302
Current ratio                                                                       3.3          14.0           9.5

The changes in financial position from 1992 to 1993 were the result of funding the acquisition of a 21% interest in Gray with cash and short-term investments totaling $8,162,000 and borrowings of $3,000,000 in long-term debt.
                               SELECTED QUARTERLY
                           FINANCIAL DATA (UNAUDITED)
                             (Dollars in thousands)

                                                                     FIRST        SECOND         THIRD        FOURTH
                                                                    QUARTER       QUARTER       QUARTER       QUARTER
1994:
Revenue                                                             $ 5,140       $ 4,228       $ 5,457       $ 4,170(a)
Gross profit                                                          1,530         1,145         1,690         1,294(a)
Net income (loss)                                                       144           (49)          340           284(a)
1993:
Revenue                                                             $ 2,967       $ 4,092       $ 4,611       $ 5,236
Gross profit                                                            777         1,116         1,420         1,476
Net income (loss)                                                      (350)         (403)          289           496

(a) For the period October 1, 1994 through November 29, 1994.

                         DATASOUTH COMPUTER CORPORATION
                            MANAGEMENT'S DISCUSSION
                                  AND ANALYSIS

ACQUISITION BY BULL RUN CORPORATION

In April 1993, Bull Run acquired a 43.6% interest in Datasouth from The Cold Heading Company and related individuals. On November 29, 1994, the remaining 56.4% of Datasouth was acquired by Bull Run as a result of the merger of Datasouth into a newly-formed, wholly-owned subsidiary of Bull Run. Under the terms of the merger, each outstanding share of common stock of Datasouth (other than shares owned by Bull Run, which were cancelled) was converted into the right to receive three shares of Bull Run's common stock. Since the merger, Datasouth has operated as a wholly-owned consolidated subsidiary of Bull Run under the name "Datasouth Computer Corporation."

RESULTS OF OPERATIONS

Revenue of $18,995,000 for the period January 1, 1994 through November 29, 1994 represented a 12% increase over revenue for the year ended December 31, 1993 of $16,906,000. The principal factor contributing to the favorable difference was an increase in sales to the SABRE Travel Information Network ("SABRE"), a division of American Airlines, from approximately $600,000 in 1993 to approximately $3,900,000 in the period ended November 29, 1994.

Gross profit as a percentage of revenue was 30% in the period ended November 29, 1994 and 28% in 1993. The improvement is principally due to absorption of fixed overhead costs over greater unit volume during 1994.

Equity in earnings of Gray was $376,000 for the period ended November 29, 1994, reflecting Datasouth's proportionate share of Gray's reported net income less $224,000 in goodwill amortization.

Operating expenses were $4,941,000 for the period ended November 29, 1994 compared to $5,031,000 for 1993. At 26% of total revenue in 1994 compared to 30% in 1993, the 1994 operating expenses represented a favorable change principally due to nonrecurring advertising and product development expenses incurred in 1993 related to the DOCUMAX (TM) printer line introduction. Operating expenses in 1994 included $344,000 of costs associated with the merger.

Interest income decreased to $80,000 in the period ended November 29, 1994 from $267,000 in 1993 due to a reduction in short-term investments. Interest expense of $228,000 in 1994 and $101,000 in 1993 resulted primarily from the issuance of 8% nonconvertible subordinated debentures totaling $3,000,000, issued to insurance companies affiliated with Bull Run in May 1993 in connection with Datasouth's initial investment in Gray.

LIQUIDITY AND CAPITAL RESOURCES

Datasouth acquired Gray common stock in May 1993 for $11,162,000, constituting approximately 21% of Gray's outstanding shares. In the period January 1, 1994 through November 29, 1994, Datasouth purchased additional shares of Gray common stock for $939,000, thereby increasing its interest in Gray to 25.7%.

Datasouth periodically borrowed from a $2,000,000 available uncollateralized revolving line of credit bearing interest at the bank's prime lending rate.

Operations and investment income were Datasouth's principal sources of cash. Datasouth invested excess cash in highly-liquid temporary investments and marketable securities, in addition to its Gray common stock. Datasouth did not pay a dividend since its inception.

                         DATASOUTH COMPUTER CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                             (Dollars in thousands)

                                                                                     JANUARY 1, 1994         YEAR ENDED
                                                                                         THROUGH            DECEMBER 31,
                                                                                    NOVEMBER 29, 1994           1993
Revenue                                                                                  $18,995              $ 16,906
Cost of goods sold                                                                        13,336                12,117
Gross profit                                                                               5,659                 4,789
Operating expenses:
  Research and development                                                                 1,375                 1,735
  Selling, general and administrative                                                      3,566                 3,296
                                                                                           4,941                 5,031
Income (loss) from operations                                                                718                  (242)
Other income (expense):
  Equity in earnings of affiliated company                                                   376                   108
  Interest income                                                                             80                   267
  Interest expense                                                                          (228)                 (101)
                                                                                             228                   274
Income before income taxes                                                                   946                    32
Provision for income taxes                                                                   227
Net income                                                                               $   719              $     32

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                     JANUARY 1, 1994         YEAR ENDED
                                                                                         THROUGH            DECEMBER 31,
                                                                                    NOVEMBER 29, 1994           1993
Cash flows from operating activities:
  Net income                                                                             $   719              $     32
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
  Provision for bad debts                                                                      2                    12
  Depreciation and amortization                                                              686                   648
  Equity in earnings of affiliated company                                                  (376)                 (108)
  Change in operating assets and liabilities:
    Accounts receivable                                                                     (505)               (1,160)
    Inventories                                                                              401                (1,211)
    Other current assets                                                                      12                    39
    Accounts payable                                                                        (457)                1,033
    Accrued and other current liabilities                                                    630                   147
  Net cash provided by (used in) operating activities                                      1,112                  (568)
Cash flows from investing activities:
  Sales of marketable securities                                                             500                 5,451
  Capital expenditures                                                                      (294)                 (781)
  Investment in affiliated company                                                          (939)              (11,162)
  Dividends received from affiliated company                                                  41                    52
  Net cash used in investing activities                                                     (692)               (6,440)
Cash flows from financing activities:
  Borrowings under line of credit                                                          4,424                   918
  Repayments on line of credit                                                            (4,424)                 (918)
  Proceeds from long-term debt                                                                                   3,000
  Advances to affiliated company                                                             (53)
  Repayments by affiliated company                                                            15
  Issuance of common stock                                                                     5
  Repurchase of common stock                                                                                        (5)
  Net cash provided by (used in) financing activities                                        (33)                2,995
Net increase (decrease) in cash and cash equivalents                                         387                (4,013)
Cash and cash equivalents, beginning of period                                               245                 4,258
Cash and cash equivalents, end of period                                                 $   632              $    245
Supplemental cash flow disclosures:
  Interest paid                                                                          $   249              $      1
  Income taxes paid (recovered), net                                                           7                   (78)

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                  OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                         DATASOUTH COMPUTER CORPORATION
                             NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS
                             (Dollars in thousands)

1. ACQUISITION BY BULL RUN CORPORATION

Immediately following the approval of the shareholders of Datasouth Computer Corporation ("Datasouth") and Bull Run Corporation ("Bull Run") on November 29, 1994, Datasouth was merged (the "Merger") into a newly-formed, wholly-owned subsidiary of Bull Run (which immediately changed its name to "Datasouth Computer Corporation") through the exchange of three shares of Bull Run common stock for each share of Datasouth common stock which Bull Run did not then own. Prior to the Merger, Bull Run owned approximately 43.6% of the Datasouth outstanding common stock. The accompanying financial statements present the results of operations and cash flows for the 1994 period prior to the Merger and for the year ended December 31, 1993. Subsequent to the Merger, Datasouth operates as a wholly-owned subsidiary of Bull Run and its results are consolidated with those of Bull Run.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -- The accompanying consolidated financial statements include the accounts of Datasouth and its wholly-owned subsidiary, Datasouth International Sales Corporation, after elimination of intercompany accounts and transactions.

ACCOUNTS RECEIVABLE -- Datasouth sells computer printers and provides service worldwide to distributors, value-added resellers and large volume end users. Datasouth performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The allowance for doubtful accounts was $64 as of November 29, 1994.

INVENTORIES -- Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost less depreciation computed under the straight-line method over the estimated useful life of the asset, generally from 3 to 7 years. Expenditures for maintenance, repairs and minor renewals are charged to expense.

INVESTMENT IN AFFILIATED COMPANY -- Datasouth's investment in an affiliated company is accounted for by the equity method. The excess of Datasouth's investment over the underlying equity of the investee, totaling $10,099 as of November 29, 1994, was being amortized over 40 years.

WARRANTY COSTS -- An estimated allowance for future warranty costs based on past experience is recorded as a charge to cost of goods sold.

RESEARCH AND DEVELOPMENT -- Research and development costs, including the costs of software developed internally, are expensed as incurred.

INCOME TAXES -- Income taxes are recognized in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on net deferred tax assets whose realization is not reasonably assured.

3. OPERATING LEASES

Datasouth leases its main facility under a seven-year operating lease expiring in 1998 having a renewal option for an additional three year period, and leases additional office and warehouse space under an operating lease expiring in 1997. Total rental expense was $277 for the period January 1, 1994 through November 29, 1994, and $302 for 1993.

4. INVESTMENT IN AFFILIATED COMPANY

Datasouth's investment in affiliated company represents its interest in the common stock of Gray Communications Systems, Inc. ("Gray") initially acquired July 30, 1993. Based in Albany, Georgia, Gray owned three VHF NBC-affiliated television stations, two CBS-affiliated television stations and two daily newspapers as of November 29, 1994.

Summarized operating results of Gray follow:

                                            JANUARY 1, 1994          JULY 30, 1993
                                                THROUGH                 THROUGH
                                           NOVEMBER 30, 1994       DECEMBER 31, 1993
Operating revenue                               $32,073                 $11,091
Operating expenses                               26,265                   8,620
Income from operations                            5,808                   2,471
Net income                                        2,781                   1,002

Gray's stock is publicly traded on the New York Stock Exchange (symbol: GCS). As of November 29, 1994, the fair value of Gray shares owned by Datasouth was approximately $15,733, based on an independent appraisal of Gray performed by an investment banking firm.

Datasouth's initial investment in Gray was partially financed with $3,000 in subordinated debentures payable to insurance companies affiliated with Bull Run. Interest expense associated with this related party financing was $238 in the period January 1, 1994 through November 29, 1994 and $101 in 1993.

5. INCOME TAXES

Income taxes for the period January 1, 1994 through November 29, 1994 were provided for currently payable federal income taxes. No tax provision was necessary for 1993.

As of November 29, 1994, Datasouth had available a $101 research and development credit carryforward available to offset future federal tax liabilities, expiring in 2005. A valuation allowance of $131 was provided to offset net deferred tax assets, the realization of which was uncertain.

The principal differences between the federal statutory tax rate and the effective tax rate were as follows:

                                                                               JANUARY 1, 1994            YEAR ENDED
                                                                                   THROUGH               DECEMBER 31,
                                                                              NOVEMBER 29, 1994              1993
Federal statutory tax rate                                                           34.0%                    34.0%
Nondeductible business expenses                                                       0.6                      7.1
Nondeductible merger expenses                                                         8.4
Increase in valuation allowance                                                                              (40.7)
Tax benefit of net operating loss and tax credit carryforward                       (21.5)
Other, net                                                                            2.5                     (0.4)
Effective tax rate                                                                   24.0%                     0.0%

6. RETIREMENT PLANS

Effective January 1, 1994, Datasouth adopted the Datasouth Savings and Profit-Sharing Plan (the "401(k) Plan"), whereby employees could contribute 1% to 15% of their gross pay to the 401(k) Plan subject to limitations set forth by the Internal Revenue Service. Datasouth made matching and discretionary contributions to the employees' accounts totaling $199 in the period January 1, 1994 through November 29, 1994. Prior to 1994, Datasouth had a Simplified Employee Pension Plan ("SEP") in which principally all employees were eligible to participate. The SEP was funded solely by company contributions which amounted to $198 in 1993.

7. STOCK OPTIONS

Datasouth adopted the 1993 Incentive Stock Option Plan (the "Plan") under which options were granted to officers and employees, exercisable at the fair market value of the shares at the date of grant. The options vested 20% per year over 5 years from the date of grant and were exercisable over a period not to exceed 10 years. As of November 29, 1994, 398,000 shares granted under the Plan were outstanding. Options for 2,000 shares were exercised in 1994 prior to November 29, 1994. No options under the Plan were exercised or cancelled in 1993. In connection with the Merger, all outstanding options under the Plan were converted into options under Bull Run's 1994 Long-Term Incentive Plan.

8. GEOGRAPHIC DATA AND SIGNIFICANT CUSTOMERS

Sales to non-domestic customers, located principally in Western Europe, Southeast Asia and Mexico, totaled $1,491 for the period January 1, 1994 through November 29, 1994 and $998 in 1993.
For the period January 1, 1994 through November 29, 1994, approximately 20% of total revenue was derived from one customer. No individual customer accounted for 10% or more of total revenue in 1993.

                         REPORT OF INDEPENDENT AUDITORS
TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF
  DATASOUTH COMPUTER CORPORATION
Charlotte, North Carolina

We have audited the accompanying consolidated statements of income and cash flows of Datasouth Computer Corporation for the period January 1, 1994 through November 29, 1994 and the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of income and cash flows for the period January 1, 1994 through November 29, 1994 and the year ended December 31, 1993 present fairly, in all material respects, the consolidated results of operations and cash flows of Datasouth Computer Corporation for the period January 1, 1994 through November 29, 1994 and the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Atlanta, Georgia
February 22, 1995

/s/ Ernst & Young LLP

DIRECTORS

J. MACK ROBINSON--Chairman of the Board of Bull Run Corporation; Chairman and President of Delta Life Insurance Company since 1958; Chairman of Atlantic American Corporation, an insurance holding company, since 1974, and its President from 1988 to May 1995; director emeritus of Wachovia Corporation; director of Gray Communications Systems, Inc.

GERALD N. AGRANOFF--Affiliated with Plaza Securities Company and Arbitrage Securities Company, investment firms, since 1982, and currently General Counsel and a general partner; director of Canal Capital Corporation, Datapoint Corporation and Atlantic Gulf Communities Corporation; trustee of the Management Assistance Inc. Liquidating Trust.

JAMES W. BUSBY--President of Datasouth Computer Corporation since 1984; one of Datasouth's founders in 1977.

HILTON H. HOWELL, JR.--President of Atlantic American Corporation since May 1995 and previously its Executive Vice President since 1992; Executive Vice President and General Counsel of Delta Life and Delta Fire & Casualty Insurance Companies since 1991; director of Gray Communications Systems, Inc.

ROBERT S. PRATHER, JR.--President and Chief Executive Officer of Bull Run Corporation; director of Gray Communications Systems, Inc., Host Communications, Inc. and University Sports America, Inc.

ALEX C. RITCHIE--Director of Silver Standard Resources, Inc., a mining company, from which he retired as President in 1984.

OFFICERS

J. MACK ROBINSON--Chairman of the Board

ROBERT S.  PRATHER,  JR.--President and Chief Executive Officer

HILTON H. HOWELL, JR.--Vice President and Secretary

FREDERICK J. ERICKSON--Vice President - Finance, Treasurer and Chief Financial Officer

STOCKHOLDER   INFORMATION

CORPORATE  HEADQUARTERS
Bull  Run  Corporation
4370 Peachtree Road, N.E.
Atlanta,  GA 30319
phone (404) 266-8333
fax (404) 261-9607

TRANSFER AGENT & REGISTRAR
TranSecurities International, Inc.
2510 N. Pines Road
Spokane,  WA 99206-7624
(509) 927-1255

INDEPENDENT  AUDITORS
Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, GA 30308-2215

SUBSIDIARIES & AFFILIATES
Datasouth Computer Corporation
4216 Stuart Andrew Boulevard
Charlotte,  NC 28217
(704)  523-8500

Gray  Communications  Systems,  Inc.
126 N.  Washington  Street
Albany, GA 31702
(912) 888-9390

Host  Communications,  Inc.
546 East Main Street
Lexington, KY 40596
(606) 226-4678

STOCK  EXCHANGE
Bull Run's common stock is listed
on the Nasdaq  exchange  under
the symbol "BULL"
Gray's common stock is listed on the
New York Stock  Exchange under the
symbol  "GCS"

FORM  10-KSB
A copy of the Bull Run's  Annual  Report on
Form 10-KSB submitted to the Securities
and Exchange Commission may be obtained by contacting Investor Relations at Bull
Run's Corporate Headquarters.

                              BULL RUN CORPORATION

                       (Bull Run logo appears here)

            4370 Peachtree Road, N.E. Altanta, GA 30319 404-266-8333