Form 10-K, Exhibit 13
period 1997-12-31
BULL RUN CORP
filed 1998-03-31
CIK 319697

EXHIBIT 13


                       1997 ANNUAL REPORT TO SHAREHOLDERS

                              BULL RUN Corporation

                          [BULL RUN LOGO APPEARS HERE)

                               1997 Annual Report



                              BULL RUN CORPORATION

                                                                        30.2%
                                                                        HOST
                                                                   COMMUNICATIONS,
                                                                         INC.

                                                            Fiscal Year End: 6/30/97
                                                            Revenue:  $39,591,000
                                                            Net Income: $1,626,000
                                                            Total Assets: $25,707,000


17.0%                                  100%                         33.8%                          10.4%
(27.6% voting)                                                                              (plus a warrant to
                                                                                                purchase 10%)

GRAY                                 DATASOUTH                      UNIVERSAL                     RAWLINGS
COMMUNICATIONS                        COMPUTER                   SPORTS AMERICA,              SPORTING GOODS
SYSTEMS, INC.                       CORPORATION                       INC.                     COMPANY, INC.

Fiscal Year End: 12/31/97     Fiscal Year End: 12/31/97     Fiscal Year End: 6/30/97      Fiscal Year End: 8/31/97
Revenue:  $103,548,000        Revenue:  $21,639,000         Revenue:  $52,872,000         Revenue:  $147,600,000
Net Loss: $(1,402,000)        Total Assets: $10,092,000     Net Income: $1,597,000        Net Income: $5,470,000
Total Assets: $345,051,000                                  Total Assets: $26,073,000     Total Assets: $101,264,000
*Market Value: $205,028,000                                                               *Market Value: $92,340,000

*Based on 12/31/97 closing price per share as quoted by a national stock exchange.

[COMPANY LOGOS APPEAR HERE]

LETTER TO STOCKHOLDERS

Fellow Stockholders of Bull Run Corporation,

We are very pleased with the progress we have made on your behalf in 1997, strategically laying a foundation for continued success. 1997 was a year of investment, strengthening and diversifying your Company for continued growth in stockholder value. The addition of Rawlings Sporting Goods Company, Inc. to the Bull Run family provides us a "name brand" company, and Rawlings new five-year marketing agreement with Host Communications, Inc. ("HCI") provides both companies some exciting opportunities for growth. We are encouraged by the growth and prospects for Gray Communications Systems, Inc., and as a result, we increased our investment position in Gray by $3.1 million in 1997. Datasouth Computer Corporation developed a revolutionary new airline ticket printer which began shipping in December, and significantly broadened its thermal printer product line with a recent acquisition.

FINANCIAL RESULTS

We reported a net loss for 1997, but we believe that there is more to the story than simply the bottom line as determined by generally accepted accounting principles. Three factors need to be considered when evaluating our 1997 financial performance.

First, our Company and our affiliated companies are very acquisition - oriented. As a result of acquisitions, traditional accounting rules require us and our affiliates to report, and amortize, goodwill. We attribute this goodwill to such intangibles as strategic customer relationships, brand names and FCC broadcasting licenses. Even though we believe that many of these intangible assets actually appreciate over time, goodwill amortization is required to be charged against our earnings for financial statement purposes. Our 1997 pretax results were negatively impacted by over $2 million in non-cash goodwill amortization charges.

Second, Datasouth embarked on, and completed, a very significant product development project in 1997. In concert with The SABRE Group, Datasouth's largest customer, a new low cost airline ticket printer was designed and introduced to the market. This development project, costing us more than $2 million, not only substantially increased our R&D expense in 1997, but also consumed virtually all of Datasouth's engineering resources at the expense of generating any new product revenue.

Third, the value of our common stock investments in Gray Communications and Rawlings, based on the publicly-reported per share closing prices, appreciated more than $9.4 million in 1997, none of which could be included as 1997 earnings under generally accepted accounting principles.


RAWLINGS SPORTING GOODS COMPANY, INC.

On November 21, 1997 we entered into an Investment Agreement with Rawlings, whereby we acquired from Rawlings a warrant to purchase, under certain conditions, up to 10% of Rawlings common stock at $12.00 per share. Additionally, we were afforded the right to acquire additional Rawlings' outstanding common stock through open market purchases. We completed the open market purchases in January, and as a result, now hold 10.4% of Rawlings outstanding common stock. I was elected to the Rawlings' board of directors in January and have been appointed to their committee conducting a search for a new President and CEO. Simultaneously with the execution of the Investment Agreement, Rawlings' entered into a five-year Strategic Marketing Agreement with HCI. The combination of HCIs marketing prowess and position as manager of the NCAA's Corporate Partner Program, with Rawlings' products and brand appeal, should be very formidable and mutually beneficial. We believe Rawlings has outstanding growth potential given the right tools,such as HCI's marketing expertise, and given the right strategic direction, in which we will actively participate.

HOST COMMUNICATIONS, INC.

The affiliation with Rawlings was clearly one of HCI's many highlights in 1997. A new five-year contract with the NCAA(R) kicked off in September, which provides HCI exclusive corporate partners promotional licensing, championship event radio broadcasts, as well as publication and distribution of championship event programs. This contract extends what is currently HCI's 23-year business relationship with the NCAA. In 1997, HCI signed several major companies to NCAA corporate sponsorships, including Compaq Computer, General Motors Corporation, Gillette, Marriott, Nabisco, Phoenix Home Mutual and Tricon Global Restaurants.

In 1997, HCI's association management business grew significantly as a result of its acquisition of Wayne Smith Company last January. Additionally, "Hoop-It-Up" 3-on-3 basketball tournaments, which are operated by HCI's 33.8%-owned affiliate, Universal Sports America, Inc., continue to grow in world-wide popularity.

We increased our common stock investment position in privately-held HCI during 1997 to effectively 30.2% of HCI's common equity.


GRAY COMMUNICATIONS SYSTEMS, INC.

In part due to the 1997 acquisition of WITN-TV, an NBC-affiliate in the Greenville-Washington-New Bern, North Carolina market, Gray's "Media Cash Flow", a commonly-used statistic and valuation measurement in the broadcasting industry, increased 36% for 1997 to $38.1 million, from $28 million in 1996. In 1997, Gray also acquired GulfLink Communications, Inc., a business providing transportable uplink satellite services for on-site satellite broadcasts. By virtue of this acquisition, Gray is now the largest single provider of such services in the United States.

In February 1998, Gray announced the signing of a definitive purchase agreement to acquire Busse Broadcasting Corporation, the owner and operator of three television stations, KOLN-TV in the Lincoln-Hastings-Kearney, Nebraska television market, its satellite station KGIN-TV in Grand Island, Nebraska, and WEAU-TV serving the Eau Claire-La Crosse, Wisconsin market. The purchase is subject to FCC approval. The stations are the highest rated stations in their respective markets and are also the local news leaders.

Mack Robinson and I continue to be actively involved in Gray's management. We continue to conduct a search for a President and CEO, however we have the utmost confidence in those who manage the day-to-day operations of the business, and do not presently feel that the absence of a chief executive has been, or will be in the foreseeable future, a detriment or deterrent to Gray's continued growth.

In 1997, we invested an additional $3.1 million in Gray's common stock, increasing our investment position in Gray's common equity to 17.0%, and increasing our voting rights to 27.6%.

DATASOUTH COMPUTER CORPORATION

Datasouth, Bull Run's wholly-owned subsidiary, recently achieved two very significant milestones, the successful completion of its "Journey" product development project and acquisition of a printer manufacturer.

In December, Datasouth began shipping "Journey", a low cost airline ticket printer designed for travel agencies, city ticket offices, and satellite ticket printing locations. The printer includes specifications provided by Datasouth's largest customer, The SABRE Group, accommodating all facets of the travel agency and airline business and complementing electronic ticketing.

In January 1998, Datasouth acquired CodeWriter Industries, Inc. and its affiliate, CW Technologies, LLC, which design and manufacture thermal bar code printers. We are very excited about Datasouth adding the CodeWriter products to its line, and leveraging its design and manufacturing capabilities through consolidation of product manufacturing at Datasouth's facility. The CodeWriter products, like Datasouth's, are designed for industrial applications, and can therefore be sold through Datasouth's existing distribution channels.


PLANS FOR 1998

There are plenty of challenges and opportunities ahead.

In 1998, we plan to actively participate in Rawlings' management and strategic direction, and oversee the development of an effective business relationship with HCI.

We intend to manage Gray for continued growth through internal improvement of operations, assist with the successful integration of newly-acquired properties, and seek possible acquisitions of new properties which meet our criteria.

We plan to manage an effective roll out of Datasouth's new airline ticket printer and begin development of complementary products for the travel industry, along with managing an efficient integration of the CodeWriter operations.

We believe that we are strategically building shareholder value through the acquisition and development of well managed operating companies having excellent growth potential. We appreciate the continued support of our shareholders, business partners and employees, all of whom play a vital role in our success.


                                Sincerely,



                                Robert S. Prather, Jr.
                                President and CEO

[CHART APPEARS BELOW WITH THE FOLLOWING INFORMATION:]

SIGNIFICANT EVENTS
1992
July - Robinson-Prather Partnership acquires 30% of Bull Run Gold Mines, Ltd., subsequently reincorporated as "Bull Run Corporation".
1993
April - Bull Run acquires 43.6% of Datasouth Computer Corporation for $7.5 million.
August - Bull Run invests initial $11.1 million in Gray Communciations Systems, Inc.
1994
May - Gray acquires The Rockdale Citizen, a daily newspaper, for $4.8 million.
September - Gray acquires WKYT-TV in Lexington, KY and WYMT-TV in Hazard, KY for $42.5 million.
October - Gray acquires weekly shoppers in SW Georgia for $1.5 million.
November - Bull Run acquires remaining 56.4% of Datasouth for $15.2 million of Bull Run common stock.
1995
January - Bull Run invests initial $900,000 in Host Communications, Inc.
("HCI").
January - Gray acquires the Gwinnett Daily Post (then the Gwinnett Post Tribune), for $3.7 million.
March - Bull Run acquires 50% of Capital Sports Properties ("CSP"), whose assets consists solely of investments in HCI, for $9.7 million.
October - HCI sells certain operating assets to Universal Sports America, Inc. ("USA") in return for a 33.8% ownership position.
November - Bull Run acquires USA convertible preferred stock for $650,000.
1996
January - Gray acquires WRDW-TV, in Augusta, GA, for $37.2 million.
January - Bull Run invests $10 million in Gray series A preferred stock, plus warrants to purchase additional Gray class A common stock
August - HCI acquires AdCraft Sports Marketing for $1.6 million.
August - CSP exercises warrants for approximately 48% of the outstanding HCI common stock.
September - Gray raises $220 million from public offerings of class B common stock and 10 5/8% senior subordinated notes.
September - Bull Run invests $5 million in Gray series B preferred stock, plus warrants to purchase additional Gray class A common stock.
September - Gray acquires, for $183.9 million, WCTV-TV in Tallahassee, WVLT-TV in Knoxville, TN and other communications businesses.
1997
April - Gray acquires GulfLink Communications, Inc., a transportable satellite uplink business, for $5.2 million.
August - Gray acquires WITN-TV in Greenville-Washington-New Bern, NC market for $41.7 million.
September - HCIs new 5-year contract with the NCAA takes effect.
November - Rawlings Sporting Goods Company, Inc. and HCI announce 5-year Strategic Marketing Agreement.
November - Investment Purchase Agreement with Rawlings announced, providing for Bull Run's acquisition of approximately 20% of Rawlings common stock.
December - Datasouth begins shipping Journey, a new airline ticket printer.
1998
January - Datasouth acquires CodeWriter, a designer and manufacturer of thermal bar code printers, for $6.2 million.
February - Gray signs agreement to acquire Busse Broadcasting, owner of three TV stations, for an estimated $112 million, subject to FCC approval.

[CHART APPEARS BELOW WITH THE FOLLOWING INFORMATION:]

INVESTMENTS IN SUBSIDIARIES and AFFILIATES
Since Robinson-Prather Partnership's investment in Bull Run in July 1992, management has embarked on a strategy to acquire significant and/or controlling interests in operating companies. In addition to its own investments in Datasouth, Gray, HCI and Rawlings presented below, Bull Run has generated consulting fees of over $2.6 million in connection with assistance provided to Gray on over $310 million in acquisitions made by Gray.

Cumulative investments by Bull Run (in 000,000's)
1993 - Datasouth $7.5; Gray $11.1; Total $18.6
1994 - Datasouth $22.7; Gray $12.1; Total $34.8
1995 - Datasouth $22.7; Gray $14.0; HCI $11.6; Total $48.3
1996 - Datasouth $22.7; Gray $29.2; HCI $11.9; Total $63.8
1997 - Datasouth $22.7; Gray $32.3; HCI $12.1; Rawlings $5.8; Total $72.9
1998*- Datasouth $25.2; Gray $32.3; HCI $12.1; Rawlings $10.7; Total $80.3

Annual investments by Bull Run (in 000,000's)
1993 - Datasouth $7.5; Gray $11.1; Total $18.6
1994 - Datasouth $15.2; Gray $1.0; Total $16.2
1995 - Gray $1.9; Gray $11.6; Total $13.5
1996 - Gray $15.2; HCI $0.3; Total $15.5
1997 - Gray $3.1; HCI $0.2; Rawlings $5.8; Total $9.1
1998* - Datasouth $2.5; Rawlings $4.9; Total $7.4

* through February 28, 1998

[CHART APPEARS BELOW WITH THE FOLLOWING INFORMATION:]

HIGH/LOW/CLOSING MARKET PRICE PER SHARE
AS OF AND FOR THE YEARS ENDED DECEMBER 31
Compounded Annual Growth Rate from 6/30/92 to 12/31/97 = 37.4%
1991
High - $0.53 Low - $0.38 Closing - $0.38
1992
High - $1.31 Low - $0.38 Closing - $1.19 $0.66 (1)
1993
High - $1.94 Low - $0.78 Closing - $1.56
1994
High - $1.91 Low - $1.19 Closing - $1.63
1995
High - $4.25 Low - $1.63 Closing - $2.89
1996
High - $3.44 Low - $2.06 Closing - $2.13
1997
High - $3.84 Low - $2.00 Closing - $3.84
1998*
High - $4.25 Low - $2.88 Closing - $4.06

(1) Closing price as of June 30, 1992, the first quarterly period following Robinson-Prather Partnership's investment in the Company.
*   through March 25, 1998

TOTAL MARKET VALUE
AS OF DECEMBER 31
Compounded Annual Growth Rate from 6/30/92 to 12/31/97 = 60%
1991 - $3.4 million
1992 - $12.7 million
$6.0 million (1)
1993 - $19.5 million
1994 - $36.0 million
1995 - $64.0 million
1996 - $46.2 million
1997 - $81.8 million
1998* - $89.7 million

(1) Total market value as of June 30, 1992, the first quarterly period following Robinson-Prather Partnership's investment in the Company.
*   through March 25, 1998

SELECTED FINANCIAL DATA
(Dollars and shares in thousands, except per share amounts)

Operating results for the years ended:
                                                          1997       1996       1995       1994        1993
Revenue from printer operations                        $ 21,639   $ 23,810   $ 26,432    $ 2,751
Cost of goods sold                                       15,967     17,170     18,649      1,853
                                                         ------     ------     ------      -----
   Gross profit                                           5,672      6,640      7,783        898
Other operating revenue                                     681        844        721        323     $  464
Operating expenses                                       (6,852)    (6,255)    (6,764)    (1,174)      (595)
                                                         ------     ------     ------      -----     ------
   Income (loss) from operations                           (499)     1,229      1,740         47       (131)
Equity in earnings (losses) of affiliated companies        (599)     1,731        107        266        243
Gain on issuance of common shares by
     affiliated company                                              8,179
Interest and dividend income (expense), net              (1,614)    (1,250)      (944)       (11)       116
                                                         ------     ------     ------      -----     ------
   Income (loss) before income taxes,
     extraordinary item and cumulative effect of
     accounting change                                   (2,712)     9,889        903        302        228
Income tax benefit (provision)                              939     (4,012)      (180)       (86)       (48)
                                                         ------     ------     ------      -----     ------
Income (loss) before extraordinary item and
     cumulative effect of accounting change              (1,773)     5,877        723        216        180
Extraordinary loss                                                    (295)
Cumulative effect of accounting change                                (274)
                                                         ------     ------     ------      -----     ------
   Net income (loss)                                   $ (1,773) $   5,308   $    723   $    216     $  180
                                                       ========  =========   ========   ========     ======
Earnings (loss) per share - Basic:
Income (loss) before extraordinary item and
     cumulative effect of accounting change            $   (.08)   $   .26    $   .03    $   .02    $   .01
Net income (loss)                                      $   (.08)   $   .24    $   .03    $   .02    $   .01
Weighted average shares - Basic                          21,302     22,013     22,127     13,350     12,377

Earnings (loss) per share Diluted:
Income (loss) before extraordinary item and
     cumulative effect of accounting change            $   (.08)   $   .25    $   .03    $   .02    $   .01
Net income (loss)                                      $   (.08)   $   .23    $   .03    $   .02    $   .01
Weighted average shares-Diluted                          21,302     22,945     23,236     13,534     12,503

FINANCIAL POSITION AS OF DECEMBER 31:
                                                          1997       1996       1995       1994        1993
Working capital                                        $  2,513   $  3,990   $  3,739   $  4,813   $    400
Investment in affiliated companies                       61,551     53,752     29,246     15,709      7,798
Total assets                                             76,832     67,851     44,300     30,756      8,250
Long-term obligations                                    41,998     31,364     14,896      2,775
Stockholders equity                                      25,056     28,318     24,079     23,584      8,151
Current ratio                                               1.4        2.1        1.9        2.6        8.9
Book value per share                                     $ 1.18     $ 1.30     $ 1.09   $   1.07     $ 0.65

The changes in financial position from 1996 to 1997 were due to the Company's investments in affiliated companies, primarily Rawlings. The changes in financial position from 1995 to 1996 were due to the purchase of $15,000 in Gray preferred stock, as well as the result of an $8,179 increase in the Company's investment in affiliated companies resulting from Gray's public offering of its class B common stock. The changes in financial position from 1994 to 1995 were due to the Company's investments in CSP, HCI and USA. The changes in financial position from 1993 to 1994, and the changes in operating results from 1993 to 1994 to 1995, were due to the investment in a 43.6% interest in Datasouth in 1993 and merger with Datasouth in 1994. No dividends were declared or paid during the periods presented. The earnings per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". For further discussion of earnings per share and the impact of Statement No. 128, see the Notes to Consolidated Financial Statements.

             [Gray Communications Systems, Inc. Photos appear here]

Gray Communications Systems, Inc. ("Gray") is a 101-year old communications company headquartered in Albany, Georgia. Gray's class A and class B common stocks are traded on the New York Stock Exchange under the symbols "GCS" and "GCS.B", respectively. In 1997, Bull Run increased its ownership in Gray to 17.0% of Gray's total outstanding common stock, representing 27.6% of the voting power.

Gray operates eight television stations - WKYT-TV, the CBS affiliate in Lexington, Kentucky; WYMT-TV, a CBS affiliate in Hazard, Kentucky, acquired by Gray along with WKYT-TV in 1994; WRDW-TV, a CBS affiliate in Augusta, Georgia, acquired in 1996; WCTV-TV, a CBS affiliate, in the Tallahassee, Florida / Thomasville, Georgia market, acquired in 1996; WVLT-TV (formerly, WKXT-TV), a CBS affiliate in Knoxville, Tennessee acquired with WCTV-TV in 1996; WALB-TV, an NBC affiliate established over 40 years ago, in Albany, Georgia; WJHG-TV, an NBC affiliate in the Panama City, Florida market; and, WITN-TV, an NBC affiliate in the Greenville-Washington-New Bern, North Carolina market, acquired in 1997. Six of the eight stations are currently the highest ranked station in their markets.

Gray also operates three daily newspapers - The Albany Herald, established in 1897, a Southwest Georgia daily newspaper having a daily circulation of approximately 32,000 and approximately 37,000 on Sundays; The Rockdale Citizen, acquired by Gray in 1994, a Conyers, Georgia daily newspaper established in 1953, having a circulation of approximately 10,000; and, The Gwinnett Daily Post, acquired by Gray in 1995, a daily newspaper in Lawrenceville, Georgia having a circulation of 49,000 in the fast growing Gwinnett County market. In addition, Gray publishes advertising weekly shoppers in Southwest Georgia and North Florida, having a total circulation of 55,000.

Gray also operates two businesses acquired in 1996, Satellite & Production Services in Tallahassee, and PortaPhone Paging, a communications and paging business in the Southeast, and one acquired in 1997, GulfLink Communications, Inc., a transportable satellite uplink business, headquartered in Baton Rouge, Louisiana. Satellite Production Services and GulfLink operate under the name Lynqx Communications.

In February 1998, Gray executed a definitive purchase agreement to acquire Busse Broadcasting Corporation, owner and operator of CBS-affiliates KOLN-TV, the Lincoln-Hastings-Kearney, Nebraska market leader; its satellite station, KGIN-TV in Grand Island, Nebraska; and NBC-affiliate WEAU-TV, the Eau Claire-La Crosse, Wisconsin market leader.

              [Datasouth Computer Corporation Photos appear here]

Datasouth Computer Corporation ("Datasouth"), Bull Run's wholly-owned subsidiary, designs, manufactures and markets heavy-duty dot matrix and thermal printers for industrial applications. Datasouth sells its products through a network of approximately 60 distributors worldwide and direct to high volume major accounts primarily in the transportation/travel, healthcare and manufacturing/distribution industries.

Based in Charlotte, North Carolina, Datasouth has historically targeted the heavy-duty, multipart forms segment of the serial matrix impact printer market. These printers are used primarily for forms such as invoices, purchase orders, bills of lading, customs documents, insurance documents, travel documents and patient admission forms.

In December 1997, Datasouth's DS Travel Automation Group began shipping its new Automated Ticket/Boarding Pass Version 2 ("ATB2") printer, "Journey" to The SABRE Group, the Company's largest customer. Journey establishes a new price/performance benchmark for ATB2 printers, which provides excellent value to travel agencies and city ticket offices. Journey will primarily be sold to Computer Reservation Systems ("CRSs"), such as The SABRE Group, and airlines worldwide. It is an excellent complement to Electronic Ticketing, and, priced at under $2,000, it makes satellite ticket printing a more feasible and cost effective option.

Datasouth acquired Vista, California-based CodeWriter Industries, Inc. and its affiliate, CW Technologies, LLC, in January 1998. CodeWriter designs and manufactures a line of direct thermal and thermal transfer desktop and portable bar code label printers. Datasouth will manufacture CodeWriter products at its Charlotte facility, but is retaining a presence on the west coast to offer service repair, product distribution, and label conversion. The acquisition enables Datasouth's Printer Products Group to provide its customers a broader line of industrial printers.

Datasouth's manufacturing capabilities provide a strategic advantage over most competitors. Focusing on customer response time and high quality customer service, Datasouth can provide quick, on-time product delivery while maintaining low finished goods inventories by scheduling product configuration each day to meet changing order requirements. Raw materials and assemblies, including PC boards assembled by Datasouth, are pulled through to replenish stock consumed, thereby eliminating unnecessary inventories and scheduling. Datasouth's warranty expense is well under 1% of revenue, evidencing Datasouth's quality workmanship and designs.

 [Host Communications, Inc./Universal Sports America, Inc. Photos appear here]

Privately-held Host Communications, Inc. ("HCI"), based in Lexington, Kentucky, provides multimedia, promotional marketing and event management services to universities, athletic conferences and associations, the most prominent of which is the National Collegiate Athletic Association (NCAA(R)). In 1997, Bull Run increased its effective ownership in HCI's common stock to 30.2%, plus 51.5% of HCI's outstanding preferred stock. Most of Bull Run's investment in HCI is held through its 51.5%-owned affiliate, Capital Sports Properties, Inc., whose assets consist solely of HCI common stock and HCI preferred stock. HCI's operations include:

Sports Marketing - HCI manages the production, sales and syndication of basketball and football radio and television broadcasts, as well as the publishing and printing of award-winning sports magazines for an impressive list of client universities and conferences. HCI's new five-year agreement with the NCAA, an HCI client since 1975, took effect in 1997, providing HCI the exclusive rights to NCAA corporate partners promotional licensing marks, championship radio broadcasts, publication and distribution of championship event programs and associated materials, as well as exclusive marketing rights to market NCAA fan festivals in conjunction with championship events.
Audio / Video Services - HCI's MainStreet Productions operates recording studios equipped to handle live broadcast productions and soundtracks for radio, video and multi-range presentations such as the NCAA Today broadcasts on ESPN, producing video presentations from concept to completion.
Publishing and Printing - Among the 400-plus annual publications produced by HCI are NCAA basketball championship programs, including the high-profile NCAA Men's and Women's Final Four programs. HCI provides services to over 600 clients annually, ranging from graphic design, typesetting and image assembly, to printing and binding. Such services were provided to Bull Run in connection with the printing of this 1997 Annual Report.
Management Services - HCI manages the affairs of the National Tour Association, Quest Association (i.e., the national J. D. Edwards users group), International Spa and Fitness Association, National Limousine Association and United Motor Coach Association, by providing services in the areas of marketing, publishing, government affairs, business, education and membership growth.

HCI's 33.8%-owned affiliate, Universal Sports America, Inc. ("USA"), provides sponsorship and promotional opportunities involving college athletics and participatory sporting events to corporate sponsors and advertisers. Bull Run also directly owns USA preferred stock, which is convertible to approximately 3% of USA's fully-diluted common stock. USA's operations include: Collegiate Sports
- USA provides management and marketing services to athletic departments and conferences, including the development and marketing of corporate sponsor programs, providing print, publication, and video production services (generally outsourced to HCI). Events - USA manages and/or operates participatory sporting events, on the local, collegiate, national and international levels, such as the Hoop-It-Up(TM) three-on-three basketball tournaments. Properties - USA develops and markets trademarks that currently include the Historically Black Collegiate Coalition (HBCC(TM)), Pepito Ball(TM) and Tradition Bowl games, such as the Dr Pepper Red River Shoot-out(TM), the annual football contest between the University of Texas and the University of Oklahoma.

           [Rawlings Sporting Goods Company, Inc. Photos appear here]

In November 1997, Bull Run acquired from Rawlings Sporting Goods Company, Inc. ("Rawlings"), a warrant to purchase, under certain conditions, up to 10% of Rawlings common stock. Bull Run also accumulated additional shares of Rawlings common stock in the open market totaling 5.0% of Rawling's currently outstanding shares by December 31, 1997, and 10.4% by January 31, 1998. Rawlings common stock is traded on the Nasdaq Stock Market under the symbol RAWL.

Rawlings, headquartered near St. Louis, Missouri, is a leading supplier of team sports equipment in North America. It offers a wide range of quality products for baseball and softball (gloves, baseballs, bats, helmets, protective gear, team uniforms, accessories), basketball (balls, team uniforms, warm-ups, accessories), football (balls, shoulder pads, protective gear, team uniforms), hockey (sticks, protective gloves, pads) and other sports. The company operates eight manufacturing facilities throughout the United States, Canada and Latin America, as well as distribution centers in the United States and Canada. For more than 100 years, Rawlings products have been recognized as The Finest in the Field.

For nearly 20 years, Rawlings has been the exclusive supplier of baseballs to Major League Baseball, and since 1994, has been the official supplier to all 18 Minor Leagues. It has established a long-standing tradition of innovation in team sports equipment and uniforms, including the development of the first football shoulder pads in 1902, the original deep pocket baseball glove in 1920 and double knit nylon and cotton uniforms for Major League Baseball in 1970. More recently, Rawlings introduced a new power forged aluminum bat and a speed sensing baseball. Since 1958, Rawlings has annually presented the Rawlings Gold Glove Award(R) to the best fielder at each position in the National and American Leagues.

Since 1986, Rawlings has been the exclusive supplier of basketballs for the NCAA Men's and Women's Division I, II and III championship games (including the Final
Four), and is also the exclusive supplier of basketballs to the National Association of Intercollegiate Athletics ("NAIA"). Since 1987, Rawlings has been the exclusive supplier of footballs for the NCAA Division IAA, II and III championship games, and also supplies the official football to the NAIA.

In September 1997, Rawlings acquired the Victoriaville hockey business which includes the Vic, Victoriaville and McMartin brands for hockey sticks and protective equipment. Since 1996, Rawlings has offered a full line of protective equipment for ice, roller and street hockey.

Rawlings entered into a five year Strategic Marketing Agreement with HCI in November 1997. Under this agreement, Rawlings and HCI will jointly market and sell Rawlings products primarily through corporate promotions, grass roots events and international programs.

MANAGEMENT'S DISCUSSION and ANALYSIS

The consolidated operating results include those of Bull Run Corporation ("Bull Run") and Datasouth Computer Corporation ("Datasouth", and collectively, with Bull Run, the "Company"), after elimination of intercompany accounts and transactions.

Results of Operations - 1997 as compared to 1996

Total revenue for 1997, primarily from the printer manufacturing operations of Datasouth, was $22,320,000 compared to $24,654,000 in 1996. Revenue from Datasouth's printer operations of $21,639,000 in 1997 represented a 9% decrease from such revenue in 1996 of $23,810,000. Printer sales to the Company's largest customer were approximately $7,200,000 in 1997 and 1996. Sales to two significant distributors were approximately $980,000 lower in 1997 than in 1996, and a product line generating sales of $1,230,000 in 1996 was discontinued in 1997. Short term revenue trends in the Company's printer business fluctuate due to variable ordering patterns of large customers. Gross profit from printer operations of 26.2% for 1997 decreased from the 27.9% realized in 1996, primarily due to a different mix of products sold, initial production costs associated with the introduction of a new printer line, and greater manufacturing overhead efficiencies gained in 1996 as a result of higher unit volumes.

The Company provides consulting services to Gray Communications Systems, Inc. ("Gray") in connection with Gray's acquisitions and acquisition financing. Income on a portion of such fees is deferred and recognized over forty years as a result of the Company's equity investment position in Gray. Consulting fee income of $681,000 was recognized in 1997 compared to $844,000 in 1996. There can be no assurance that the Company will recognize any consulting fees in the future, other than the recognition of currently deferred fees.

The Company's consolidated operating expenses of $6,852,000 in 1997 represented a $597,000, or 9.5%, increase from 1996, due to the cost of research and development efforts incurred for the design of a new printer introduced in the fourth quarter of 1997 and certain general and administrative expenses. Operating expenses include non-cash goodwill amortization associated with the acquisition of Datasouth of $301,000 in 1997 and $292,000 in 1996.

Equity in earnings (losses) of affiliated companies, totaling ($599,000) in 1997 and $1,731,000 in 1996, includes the Company's proportionate share of the earnings of Gray, Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP"), net of goodwill amortization totaling $610,000 and $487,000, respectively. Approximately $975,000 of the decrease from 1996 to 1997 in equity in earnings of affiliated companies can be attributed to Gray's gain on the sale of a television station and HCI's gain on the sale of assets to Universal Sports America, Inc. ("USA") in 1996. Additional decreases in Gray's earnings for 1997 compared to 1996 are attributable to increased interest expense and amortization of goodwill associated with Gray's acquisitions.

Interest and dividend income in 1997 of $1,102,000 was primarily derived from dividends accrued on the Company's investment in Gray's series A and series B preferred stock. Interest expense, totaling $2,716,000 in 1997, was incurred primarily in connection with bank term loans, the proceeds of which were used to finance the Company's investments in Gray, HCI, CSP, USA and Rawlings Sporting Goods Company, Inc. ("Rawlings").

As of December 31, 1997, the Company has an Alternative Minimum Tax ("AMT") credit carryforward of approximately $500,000 to reduce regular Federal tax liabilities in the future. In part resulting from the carryback of the 1997 taxable loss to 1995, the Company has a business credit carryforward of approximately $125,000 to reduce regular Federal tax liabilities in the future. Nondeductible goodwill amortization reduced the Company's tax benefit in 1997 and increased the Company's tax expense in 1996, thereby reducing the Company's effective tax rate from 40.6% in 1996 to 34.5% in 1997.

Results of Operations - 1996 as compared to 1995

Total revenue for 1996, primarily from the printer manufacturing operations of Datasouth, was $24,654,000 compared to $27,153,000 in 1995. Revenue from Datasouth's printer operations of $23,810,000 in 1996 represented a 10% decrease from such revenue in 1995 of $26,432,000. Printer sales to the Company's largest customer were approximately $7,200,000 in 1996 compared to $7,800,000 in 1995. Sales to a large distributor were approximately $1,500,000 lower in 1996 than in 1995, as a result of a significant printer installation project by the distributor's customer maturing in 1995. Short term revenue trends in the Company's printer business fluctuate due to variable ordering patterns of these and other large customers. Gross profit from printer operations of 27.9% for 1996 decreased from the 29.4% realized in 1995, primarily due to a different mix of products sold and greater manufacturing overhead efficiencies gained in 1995 as a result of higher unit volumes.

The Company provides consulting services to Gray Communications Systems, Inc. ("Gray") in connection with Gray's acquisitions and acquisition financing. Consulting fee income of $844,000 was recognized in 1996 compared to $721,000 in 1995. Due to the reduction in the Company's equity investment from 27.1% to 15.2% of Gray's outstanding common shares (primarily as a result of Gray's public offering of stock in 1996 described below), $174,000 of previously deferred fees were recognized as consulting fee income in 1996. There can be no assurance that the Company will recognize any consulting fees in the future.

The Company's consolidated operating expenses of $6,255,000 in 1996 represented a $509,000, or 7.5%, decrease from 1995, due to reductions in certain project-specific research and development expenses and certain general and administrative expenses. Operating expenses include non-cash goodwill amortization associated with the acquisition of Datasouth of $292,000 in 1996 and $309,000 in 1995.

Equity in earnings of affiliated companies, totaling $1,731,000 in 1996 and $107,000 in 1995 included the Company's proportionate share of the earnings of Gray, Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP"), net of goodwill amortization totaling $487,000 and $378,000, respectively. Approximately $975,000 of the increase from 1995 to 1996 in equity in earnings of affiliated companies can be attributed to Gray's gain on the sale of a television station, and HCI's gain on the sale of assets to Universal Sports America, Inc. ("USA").

In 1996, Gray consummated a public offering of 3.5 million shares of its newly-issued class B common stock at $20.50 per share, resulting in net proceeds of $67.1 million. As a result of this issuance, the Company's common equity ownership of Gray was reduced from 27.1% to 15.2%, resulting in a pretax gain for the Company of approximately $8.2 million (approximately $5.0 million after tax). This offering also reduced the Company's common equity voting power in Gray from 27.1% to 25.1%. There is no assurance that such sales of a material nature will occur in the future.

Interest and dividend income in 1996 of $874,000 was primarily derived from an 8% Subordinated Note due from Gray in the principal amount of $10 million (the "8% Note") and dividends accrued on the Company's investment in Gray's series A and series B preferred stock. Interest expense, totaling $2,124,000 in 1996 was incurred primarily in connection with bank term loans, the proceeds of which were used to finance the Company's investments in Gray, HCI, CSP and USA.

The Company recognizes its equity in earnings of HCI on a six month lag basis, in order to align HCI's fiscal year ending June 30 with the Company's fiscal year. Effective July 1, 1995 (the first day of HCI's 1996 fiscal year), HCI adopted a new accounting policy for the recognition of corporate sponsor license fee revenue and guaranteed rights fee expenses, since the nature of HCI's contracts was changing to include revenue-sharing or net profit split arrangements, rather than guaranteed rights fee payments. As a result, the rights fee expense associated with this type of contract could not be accurately measured until the expiration of each contract period when the revenue-sharing or net profit split amount was determined. Under the new policy, license fee revenue and rights fee expense are recognized on a straight-line basis over the life of the contract, instead of recognizing revenue and expense in their entirety on the effective date of the contract, thereby providing for the uniform matching of revenue and expenses. As a result of such adoption, HCI recognized a $4,559,000 charge against its earnings, representing the after-tax cumulative effect of the accounting change. The Company reported 9.1% of such charge, or $415,000, less a $141,000 deferred tax benefit, as a charge against its 1996 earnings.

In 1996, Gray retired certain debt with the proceeds from its public offerings of class B common stock and notes, and the sale of its series B preferred stock. As a result, Gray incurred an after-tax extraordinary loss of $3,159,000 related to costs associated with the retired debt. The Company therefore recognized 15.2% of Gray's charge, or $480,000, less a $185,000 deferred tax benefit, as an extraordinary loss.

As of December 31, 1996, the Company had an Alternative Minimum Tax ("AMT") credit carryforward of $341,000 to reduce future regular Federal tax liabilities. As a result of recognizing approximately $79,000 and $58,000 in AMT credits in 1996 and 1995, respectively, and a change in judgment regarding the realizability of the remaining AMT credit carryforward, the valuation allowance on deferred tax assets was reduced in the fourth quarter of 1996, thereby reducing the 1996 income tax provision and goodwill by approximately $47,000 and $131,000, respectively.

Liquidity and Capital Resources

The Company amended all of its long-term debt agreements with two banks subsequent to December 31, 1997. Under an agreement amended February 20, 1998, the Company entered into a $5,000,000 term note, payable to a bank in quarterly installments of $250,000 through December 2002, bearing interest at the London Interbank Offered Rate ("LIBOR") plus 2.75%, and, a revolving bank credit facility for borrowings of up to $5,000,000 expiring February 2001, bearing interest principally at LIBOR plus 2.75%, with a mandatory reduction in February 1999 to $4,000,000 in available borrowings. The $5,000,000 revolving credit facility replaced a previous $5,500,000 facility under which $5,472,000 was outstanding as of December 31, 1997. Under an agreement amended March 20, 1998, the Company has outstanding two term notes for bank borrowings of up to $42,900,000, requiring no principal payments prior to maturity on January 1, 2003, bearing interest at LIBOR plus 1.75%, and, a revolving bank credit facility for borrowings of up to $3,500,000 expiring May 1, 1999, bearing interest at the bank's prime rate, under which $3,183,000 was outstanding as of December 31, 1997. The Company also has a demand bank note for borrowings of up to $2.0 million under which $1,500,000 was outstanding as of December 31, 1997, bearing interest at the bank's prime rate.

In January 1998, the Company executed two interest rate swap agreements, which effectively modify the interest characterics of $24,750,000 of the Company's outstanding long-term debt. The agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreements, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change will be accrued and recognized as an adjustment of interest expense related to the debt. The Company effectively converted $20,000,000 and $4,750,000 of floating rate debt to a fixed rate basis under two separate agreements. Under the first agreement, $20,000,000 of long-term debt is subject to a one-year forward swap arrangement, whereby beginning January 1, 1999 and for the following nine years, the Company will be subject to a fixed rate of 7.83%, instead of LIBOR plus 1.75%, the rate in effect until then. Under the second agreement, $4,750,000 of long-term debt will be subject to a fixed rate of no more than 8.9% beginning March 31, 1998, instead of LIBOR plus 2.75%, the rate in effect until then. The notional amount on the $4,750,000 interest rate swap agreement amortizes $250,000 per quarter through December 31, 2002.

Dividends on the series B preferred stock of Gray owned by the Company are payable in cash at an annual rate of $600 per share or, at Gray's option, payable in additional shares of series B preferred stock. The Company anticipates that dividends on the series B preferred stock will continue to be paid in additional shares of series B preferred stock for the foreseeable future.

The Company has an active stock repurchase program authorized by its Board of Directors for the repurchase of up to 2,000,000 shares of its common stock. Repurchases may be made from time to time in the open market or directly from shareholders at prevailing market prices, and may be discontinued at any time. During 1997, the Company repurchased 706,010 shares at a total cost of $1,751,000. Since the program's inception in November 1994, 1,286,510 shares have been repurchased at an average cost of $2.48 per share.

Inventories as of December 31, 1997 increased to $3,757,000 from $3,315,000 as of December 31, 1996, due to an increase in raw materials on hand associated with the initial production of a new printer beginning in December 1997. As of December 31, 1997, the Company had open purchase commitments totaling approximately $8,000,000 primarily for raw materials inventories. The Company's total working capital of $2,513,000 as of December 31, 1997 decreased from $3,990,000 as of December 31, 1996, as a result of borrowings under the bank demand notes and a $1,000,000 increase in the current portion of long-term debt, net of the increase in inventories.

Effective January 2, 1998, the Company acquired all of the outstanding common stock of CodeWriter Industries,

Inc. ("CodeWriter") and all of the outstanding membership interests of CodeWriter's affiliate, CW Technologies, LLC ("CWT"), in a transaction valued at approximately $6,200,000, of which $5,000,000 million was paid at closing in the form of $2,500,000 in cash and $2,500,000 in the Company's common stock. In addition, the Company is obligated to pay quarterly to the members of CWT, a specified percentage of revenue generated by the Company from CodeWriter and CWT products and services during each calendar quarter through December 31, 2001, but in no event will the aggregate amount of such payments exceed $1,200,000. The cash acquisition price was financed under the $5,000,000 term note previously described.

In 1997, the Company entered into an Investment Purchase Agreement with Rawlings. Pursuant to this agreement, the Company acquired warrants to purchase 925,804 shares of Rawlings' common stock, and has the right, under certain circumstances, to purchase additional warrants. The Company's total cost to purchase the warrants pursuant to this agreement (excluding the additional warrants) was $2,842,000. Fifty percent of the purchase price, or $1,421,000, was paid to Rawlings in 1997. The remaining fifty percent of the purchase price, plus interest at 7% per annum from November 21, 1997 until the date of payment, will be due on the earlier of the date of exercise and the date of expiration of the warrants. In the event of a partial exercise of the warrants, a pro rata portion of the purchase price with interest accrued thereon will be payable. The warrants have a four year term and an exercise price of $12.00 per share, but are exercisable only if Rawlings' common stock closes at or above $16.50 for twenty consecutive trading days during the four year term. In addition, under the terms of the agreement, the Company purchased 10.4% of the outstanding shares of Rawlings' common stock in the open market from November 1997 through January 1998 (of which, 5.0% was acquired as of December 31, 1997 at a cost of $4,382,000). Investments in Rawlings were financed with borrowings under the $42,900,000 term loans previously described.

Capital spending for 1998, excluding assets acquired from CodeWriter and CWT, is expected to be approximately $600,000. The Company anticipates that its current working capital, funds available under its revolving credit facilities, quarterly cash dividends on the Gray series A preferred stock and Gray class A common stock, and cash flow from operations will be sufficient to fund its debt service, working capital requirements and capital spending requirements for at least the next twelve months. Any capital required for potential additional business acquisitions would have to be funded by issuing additional securities or by entering into other financial arrangements.

Impact of Year 2000

Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

The Company has completed an assessment and will have to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total Year 2000 project cost is estimated to be less than $200,000, including the cost of upgraded computer hardware and software. Most of this cost will be realized over the estimated useful lives of the new hardware and software. To date, the Company has not incurred significant expenses associated with the Year 2000 issue.

The project is estimated to be completed not later than December 31, 1998, which is prior to any anticipated impact on its operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 issue could have a material impact on the operations of the Company.

The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

CONSOLIDATED BALANCE SHEETS
(Dollars and shares in thousands)


                                                                       December 31
                                                                     1997       1996
ASSETS
Current assets:
        Cash and cash equivalents                               $      142   $     81
        Accounts receivable                                          4,600      4,074
        Inventories                                                  3,757      3,315
        Other                                                          193        198
                                                                 ---------  ---------
              Total current assets                                   8,692      7,668

Property and equipment, net                                          2,638      2,251
Investment in affiliated companies                                  61,551     53,752
Goodwill                                                             3,589      3,890
Other assets                                                           362        290
                                                                 ---------  ---------
                                                                  $ 76,832   $ 67,851
                                                                  ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
        Notes payable and current portion of long-term debt       $  2,500   $    500
        Accounts payable                                             2,462      2,116
        Accrued and other liabilities:
           Employee compensation and related taxes                     430        542
           Interest                                                    553        308
           Other                                                       234        212
                                                                 ---------  ---------
              Total current liabilities                              6,179      3,678

Long-term debt                                                      41,998     31,364
Deferred income taxes                                                3,599      4,491
Stockholders' equity:
        Common stock, $.01 par value (authorized 100,000
           shares; issued 22,583 and 22,325 shares as of
           December 31, 1997 and 1996, respectively)                   226        223
        Additional paid-in capital                                  20,800     20,541
        Treasury stock, at cost (1,287 and 581 shares as of
           December 31, 1997 and 1996, respectively)                (3,188)    (1,437)
        Retained earnings                                            7,218      8,991
                                                                 ---------  ---------
              Total stockholders' equity                            25,056     28,318
                                                                 ---------  ---------
                                                                  $ 76,832   $ 67,851
                                                                  ========   ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS 0F OPERATIONS
(Dollars and shares in thousands except per share amounts)

                                                                  Years Ended December 31
                                                                1997        1996       1995
Revenue from printer operations                              $ 21,639    $ 23,810    $ 26,432
Cost of goods sold                                             15,967      17,170      18,649
                                                               ------      ------      ------
     Gross profit                                               5,672       6,640       7,783

Consulting fee income                                             681         844         721

Operating expenses:
   Research and development                                     2,418       1,568       1,872
   Selling, general and administrative                          4,434       4,687       4,892
                                                               ------      ------      ------
                                                                6,852       6,255       6,764
                                                               ------      ------      ------

     Income (loss) from operations                               (499)      1,229       1,740

Other income (expense):
   Equity in earnings (losses) of affiliated companies           (599)      1,731         107
   Gain on issuance of common shares by affiliated company                  8,179
   Interest and dividend income                                 1,102         874          40
   Interest expense                                            (2,716)     (2,124)       (984)
                                                               ------      ------      ------
     Income (loss) before income taxes, extraordinary item
       and cumulative effect of accounting change              (2,712)      9,889         903
Income tax benefit (provision)                                    939      (4,012)       (180)
                                                               ------      ------      ------
     Income (loss) before extraordinary item and
        cumulative effect of accounting change                 (1,773)      5,877         723

Extraordinary loss recognized by affiliated
   company (net of $185 tax benefit)                                         (295)
Cumulative effect of accounting change
   recognized by affiliate (net of $141 tax benefit)                         (274)
                                                               ------      ------      ------
     Net income (loss)                                       $ (1,773)   $  5,308    $    723
                                                               ------      ------      ------
Earnings (loss) per share - Basic:
   Income (loss) before extraordinary item and
     cumulative effect of accounting change                    $ (.08)   $    .26    $    .03
   Extraordinary loss                                                        (.01)
   Cumulative effect of accounting change                                    (.01)
                                                               ------      ------      ------
   Net income (loss)                                           $ (.08)   $    .24    $    .03
                                                               ------      ------      ------
Earnings (loss) per share - Diluted:
   Income (loss) before extraordinary item and
     cumulative effect of accounting change                    $ (.08)   $    .25    $    .03
   Extraordinary loss                                                        (.01)
   Cumulative effect of accounting change                                    (.01)
                                                               ------      ------      ------
   Net income (loss)                                           $ (.08)   $    .23    $    .03
                                                               ------      ------      ------

Weighted average number of shares outstanding:
      Basic                                                    21,302      22,013      22,127
      Diluted                                                  21,302      22,945      23,236

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS
OF STOCKHOLDERS' EQUITY
(Dollars and shares in thousands)

                                               Additional                        Total
                                Common  Stock   Paid-In   Treasury   Retained  Stockholders'
                                Shares  Amount  Capital    Stock     Earnings   Equity

Balances, January 1, 1995       22,137  $  221  $20,403  $      0    $ 2,960   $ 23,584

Purchase of treasury stock                                   (330)                 (330)
Exercise of stock options          143       2      100                             102
Net income                                                               723        723
                                ------  ------  -------  --------    -------   --------
Balances, December 31, 1995     22,280     223   20,503      (330)     3,683     24,079

Purchase of treasury stock                                 (1,107)               (1,107)
Exercise of stock options           45               38                              38
Net income                                                             5,308      5,308
                                ------  ------  -------  --------    -------   --------

Balances, December 31, 1996     22,325     223   20,541    (1,437)     8,991     28,318

Purchase of treasury stock                                 (1,751)               (1,751)
Exercise of stock options          258       3      259                             262
Net loss                                                              (1,773)    (1,773)
                                ------  ------  -------  --------    -------   --------
Balances, December 31, 1997     22,583  $  226 $ 20,800  $ (3,188)   $ 7,218   $ 25,056
                                ======  ====== ========  ========    =======   ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
(Dollars in thousands)

                                                                  Years Ended December 31
                                                                1997        1996      1995
Cash flows from operating activities:
   Net income (loss)                                        $  (1,773)   $  5,308    $   723
   Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
   Cumulative effect of accounting change                                     415
   Extraordinary loss                                                         480
   Gain on issuance of common shares by affiliate                          (8,179)
   Provision for bad debts                                         27           1         58
   Depreciation and amortization                                1,001         950      1,124
   Equity in (earnings) losses of affiliated companies            599      (1,731)      (107)
   Deferred income taxes                                         (892)      3,553       (211)
   Preferred stock dividend income                               (300)
   Change in operating assets and liabilities:
       Accounts receivable                                       (553)       (166)      (158)
       Inventories                                               (442)        440     (1,146)
       Other current assets                                        (6)         74       (111)
       Accounts payable and accrued expenses                      501         600         34
       Accrued income taxes                                        11        (478)       204
                                                               ------      ------     ------
Net cash provided by (used in) operating activities            (1,827)      1,267        410
                                                               ------      ------     ------
Cash flows from investing activities:
   Sale of marketable securities                                                         500
   Capital expenditures                                        (1,160)       (366)      (920)
   Investments in affiliated companies                         (9,099)     (5,566)   (13,586)
   Note purchased from affiliated company                                 (10,000)
   Dividends received from affiliated companies                 1,002          73         92
                                                               ------      ------     ------
Net cash used in investing activities                          (9,257)    (15,859)   (13,914)
                                                               ------      ------     ------
Cash flows from financing activities:
   Borrowings on notes payable                                  1,500
   Borrowings on revolving lines of credit                     15,232      11,339     12,014
   Repayments on revolving lines of credit                     (9,941)    (10,656)   (10,729)
   Proceeds from long-term debt                                 5,843      15,000     15,152
   Repayments on long-term debt                                                       (3,257)
   Loan commitment fees                                                       (87)      (126)
   Issuance of common stock                                       262          38        102
   Repurchase of common stock                                  (1,751)     (1,107)      (330)
                                                              -------    --------   --------
Net cash provided by financing activities                      11,145      14,527     12,826
                                                              -------    --------   --------
Net increase (decrease) in cash and cash equivalents               61         (65)      (678)
Cash and cash equivalents, beginning of year                       81         146        824
                                                               ------      ------     ------
Cash and cash equivalents, end of year                        $   142    $     81   $    146
                                                               ------      ------     ------
Supplemental cash flow disclosures:
   Interest paid                                             $  2,460    $  1,917   $    794
   Income taxes paid (recovered), net                             (58)        612        187

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except per share amounts)


1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation - The accompanying consolidated financial statements include the accounts of Bull Run Corporation ("Bull Run") and its wholly-owned subsdiary, Datasouth Computer Corporation ("Datasouth", and collectively, the "Company"), after elimination of intercompany accounts and transactions.

Use of Estimates - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash equivalents are composed of all highly liquid investments with an original maturity of three months or less.

Accounts Receivable - The Company sells computer printers and provides service worldwide to distributors, value-added resellers and large volume end users. The Company performs ongoing credit evaluations of its customers financial condition and generally requires no collateral from its customers. In addition, the Company receives consulting fees generally payable in monthly installments from Gray Communications Systems, Inc. ("Gray"), an investee, for the performance of services in connection with Gray's acquisitions. As of December 31, 1997 and 1996, fees of $850 and $1,000, respectively, were receivable from Gray. The allowance for doubtful accounts was $55 as of December 31, 1997 and $45 as of December 31, 1996.

Inventories - Inventories are associated with the printer operations and are stated at the lower of cost, determined on the first-in, first-out method, or market.

Property and Equipment - Property and equipment is stated at cost less depreciation computed under the straight-line method over the estimated useful life of the asset, generally from 3 to 7 years. When assets are disposed, the associated cost and accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reflected in income. Expenditures for maintenance, repairs and minor renewals are charged to expense. Depreciation expense was $614 in 1997, $590 in 1996, and $783 in 1995.

Investment in Affiliated Companies - The Company accounts for its investments in Gray, Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP") by the equity method, and its investment in Rawlings Sporting Goods Company, Inc. ("Rawlings") and Universal Sports America, Inc. ("USA") by the cost method. The excess of the Company's investments over the underlying equity of Gray and HCI, totaling $24,221 as of December 31, 1997, is being amortized over 40 years, with such amortization (totaling $610, $487, and $378 in 1997, 1996, and 1995, respectively) reported as a reduction in the Company's equity in earnings of affiliated companies. The equity in earnings of HCI is recognized by the Company on a six month lag basis, in order to align HCI's fiscal year ending each June 30 with the Company's fiscal year.

Goodwill and Other Long-Lived Assets - Goodwill associated with Bull Run's acquisition of Datasouth's common stock is being amortized over 15 years. The carrying value of goodwill, as well as other long-lived assets, are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates that the assets will not be recoverable, as determined based on undiscounted estimated cash flows over the remaining amortization period, the carrying value of the assets would be reduced to their estimated fair value. Goodwill amortization was $301 in 1997, $292 in 1996 and $309 in 1995, and accumulated amortization was $928 and $627 as of December 31, 1997 and 1996, respectively.

Warranty Costs - An estimated allowance for future warranty costs of the printer operations, based on past experience, is recorded as a charge to cost of goods sold. Included in other accrued liabilities is $60 and $65 for future warranty costs as of December 31, 1997 and 1996, respectively.

Research and Development - Research and development costs of the printer operations, including the costs of software developed internally, are expensed as incurred.

Income Taxes - Income taxes are recognized in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes", whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is recognized on certain deferred tax assets whose realization is not reasonably assured.

Stock-Based Compensation - The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense is recognized for such grants.

Earnings (Loss) Per Share - In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share". Statement No. 128 replaced the calculation of primary and fully-diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options. Diluted earnings per share is very similar to the previously reported primary earnings per share. All earnings (loss) per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement No. 128 requirements. In periods where they are anti-dilutive, dilutive effects of options are excluded from the calculation of diluted earnings (loss) per share.

2.      INVESTMENT IN AFFILIATED COMPANIES
Investment in Rawlings - On November 21, 1997, the Company entered into an Investment Purchase Agreement with Rawlings. Pursuant to this agreement, the Company acquired warrants to purchase 925,804 shares of Rawlings' common stock, and has the right, under certain circumstances, to purchase additional warrants. The Company's total cost to purchase the warrants pursuant to this agreement (excluding the additional warrants) was $2,842. Fifty percent of the purchase price, or $1,421, was paid to Rawlings on November 21, 1997. The remaining fifty percent of the purchase price, plus interest at 7% per annum from November 21, 1997 until the date of payment, will be due on the earlier of the date of exercise and the date of expiration of the warrants. In the event of a partial exercise of the warrants, a pro rata portion of the purchase price with interest accrued thereon will be payable. The warrants have a four year term and an exercise price of $12.00 per share, but are exercisable only if Rawlings' common stock closes at or above $16.50 for twenty consecutive trading days during the four year term. In addition, under the terms of the agreement, the Company purchased 10.4% of the outstanding shares of Rawlings' common stock in the open market from November 1997 through January 1998 (of which, 5.0% was acquired as of December 31, 1997 at a cost of $4,382). Rawlings' common stock is publicly traded on The Nasdaq Stock Market (symbol: RAWL).

The Company and Rawlings also entered into a Standstill Agreement, which, among other things, provides that, for a specified period, the Company will be restricted in acquiring additional shares of Rawlings' common stock or participating in certain types of corporate events relating to the Company, including proxy contests and tender offers, subject to certain exceptions. Pursuant to a Registration Rights Agreement, Rawlings has also granted the Company rights to have the shares issuable upon exercise of the warrants (and the additional warrants, if any) registered under the Securities Act of 1933 under certain circumstances.

Investment in Gray and Gain on Issuance of Common Shares - In 1996, Gray consummated a public offering of 3.5 million shares of its newly-issued class B common stock at $20.50 per share, resulting in net proceeds to Gray of $67,060. As a result of such issuance, the Company's common equity ownership of Gray was reduced from 27.6% to 15.2%, (subsequently increasing to 17.0% as of December 31, 1997, as a result of additional investments in Gray made by the Company), resulting in a pretax gain for the Company of $8,179 in 1996. Such offering also reduced the Company's common equity voting power in Gray from 27.1% to 25.1% (subsequently increasing to 27.1% as of December 31, 1997). Gray is a communications company, based in Albany, Georgia, that operates eight network affiliated television stations, three daily newspapers, advertising weekly shoppers, plus a satellite broadcasting operation and a paging business. Gray's class A and class B common stock is publicly traded on the New York Stock Exchange (symbols: GCS and GCS.B, respectively).

The Company provides consulting services to Gray from time to time in connection with Gray's acquisitions and acquisition financing. Income on a portion of such fees is deferred and recognized over forty years as a result of the Company's equity investment position in Gray. Due to the reduction in the Company's equity ownership of Gray as described above, $174 of previously deferred consulting fees were recognized as consulting fee income in 1996. The Company recognized consulting fee income from Gray of $681, $844, and $721 in 1997, 1996, and 1995, respectively, for services rendered in connection with certain of Gray's acquisitions. As of December 31, 1997 and 1996, income from additional consulting fees of $400 and $272, respectively, has been deferred and will be recognized as Gray amortizes goodwill associated with the acquisitions.

In January 1996, the Company purchased an 8% Subordinated Note (the "8% Note") of Gray in the principal amount of $10,000, on which the Company received interest income of $580 during 1996. In connection with the purchase of the 8% Note, Gray issued to the Company warrants to purchase up to 487,500 shares of Gray's class A common stock at $17.88 per share. In September 1996, the Company exchanged the 8% Note for 1,000 shares of Gray's series A preferred stock, which entitles the holder thereof to cash dividends at an annual rate of $800 per share. At that same time, the Company purchased for $5,000, 500 shares of Gray's series B preferred stock entitling the holder thereof to annual dividends of $600 per share, which are cumulative. Dividends on the series B preferred stock are payable in cash or in additional shares of series B preferred stock, at Gray's option. Total dividend income of $1,100 and $293 was recognized by the Company in 1997 and 1996, respectively, on Gray series A and B preferred stock. In connection with the Company's acquisition of series B preferred stock, Gray issued to the Company warrants to purchase up to 250,000 shares of Gray's class A common stock at $24.00 per share. Of the total warrants owned by the Company to purchase 737,500 shares of Gray's class A common stock, 457,500 are fully vested, with the remaining warrants vesting periodically through 2001. Such warrants are exercisable beginning in January 1998 and expire in 2006.

In 1996, Gray retired certain of its debt, thereby incurring an after-tax extraordinary loss of $3,159 related to costs associated with the retired debt. As a result, the Company recognized 15.2% of Gray's charge, or $480, less a $185 deferred tax benefit, as an extraordinary loss in its 1996 financial statements.

Investments in HCI, CSP and USA - The Company acquired its initial interests in the outstanding common stock of HCI and CSP in 1995. In 1996, CSP exercised warrants to acquire HCI common shares. As a result of this exercise of warrants and subsequent purchases of HCI common stock by the Company, the Company's direct common equity ownership in HCI, plus the Company's indirect common equity ownership in HCI through its investment in CSP, was increased to 30.2% as of December 31, 1997. Additionally, the Company owns indirectly, through CSP, 51.5% of HCI's 8% series B preferred stock having a face value of $3,750. HCI, based in Lexington, Kentucky, and HCI's 33.8%-owned affiliate, Universal Sports America, Inc. ("USA"), provide media and marketing services to universities, athletic conferences and various associations representing collegiate sports and, in addition, market and operate amateur participatory sporting events.

The Company recognizes its equity in earnings of HCI on a six month lag basis, in order to align HCI's fiscal year ending June 30 with the Company's fiscal year. Effective July 1, 1995 (the first day of HCI's 1996 fiscal year), HCI adopted a new accounting policy for the recognition of corporate sponsor license fee revenue and guaranteed rights fee expenses, since the nature of HCI's contracts were changing to include revenue-sharing or net profit split arrangements, rather than guaranteed rights fee payments. As a result, the rights fee expense associated with this type of contract could not be accurately measured until the expiration of each contract period when the revenue-sharing or net profit split amount was determined. Under the revised policy, license fee revenue and rights fee expense are recognized on a straight-line basis over the life of the contract, instead of recognizing revenue and expense in their entirety on the effective date of the contract, thereby providing for the uniform matching of revenue and expenses. As a result of such adoption, HCI recognized a $4,559 charge against its earnings, representing the after-tax cumulative effect of the accounting change. The Company has reported 9.1% of such charge, or $415, less a $141 deferred tax benefit, as a charge against its 1996 earnings.

In September 1995, HCI sold certain operating assets to USA in exchange for its 33.8% common equity position. The transaction resulted in a gain, net of tax, of approximately $4,000 for HCI, the Company's share of which amounted to $377, as reflected in the Company's 1996 equity in earnings of affiliated companies. In 1995, the Company invested $650 in preferred stock of USA, which is convertible to 3.0% of USA's total common shares, assuming conversion of all USA preferred stock.

Summarized Aggregate Financial Information - The summarized aggregate financial information of affiliated companies, in which the Company accounts by the equity method, follows:

Aggregate financial position (reflecting Gray and CSP as of December 31, 1997 and 1996 combined with HCI as of June 30, 1997 and 1996):

                                   1997       1996
        Current assets          $ 37,253    $ 39,062
        Property and equipment    47,508      41,184
        Total assets             370,758     328,053
        Current liabilities       31,275      40,635
        Long-term debt           229,200     174,985
        Total liabilities        271,118     225,116
        Stockholders' equity      99,640     102,937

Aggregate operating results (reflecting Gray and CSP for the years ended December 31, 1997, 1996 and 1995, combined with HCI for the years ended June 30, 1997, 1996 and 1995):

                                     1997         1996         1995
        Operating revenue         $ 143,139    $ 120,759    $ 105,726
        Income from operations       23,042       18,026        9,441
        Net income (loss)               (20)       3,442        2,196

Cumulative distributions exceed cumulative earnings of investments accounted for by the equity method by approximately $100 as of December 31, 1997.

Estimate of Aggregate Fair Value - As of December 31, 1997, the aggregate value of the Company's investment in affiliated companies was approximately $73,000, based on, in the case of publicly-traded Gray and Rawlings, quoted market prices on the New York Stock Exchange and The Nasdaq Stock Market, respectively, and in the case of privately-held HCI and CSP, recent transactions in HCI common stock and management estimates.

3.      INVENTORIES

Inventories related to the Company's printer operations consist of the following as of December 31:
                                  1997          1996
        Raw materials           $ 2,734        $ 2,356
        Work-in-process             711            673
        Finished goods              312            286
                                -------        -------
                                $ 3,757        $ 3,315
                                -------        -------

4.      PROPERTY AND EQUIPMENT
The Company's property and equipment consist of the following as of December 31:

                                                    1997      1996
        Land                                      $    750  $   750
        Production equipment                         2,797    2,060
        Research and development equipment             534      366
        Office furniture and equipment                 568      477
                                                   -------  -------
                                                     4,649    3,653
        Accumulated depreciation and amortization    2,011    1,402
                                                   -------  -------
                                                   $ 2,638  $ 2,251
                                                   -------  -------

Bull Run's executive offices are leased from a company affiliated with a principal stockholder and director of the Company under an operating lease expiring in 2002. Datasouth leases its main facility for printer operations under an operating lease expiring in 1998, having a renewal option for an additional three year period, and leases additional office and warehouse space under operating leases expiring in 2000. The Company's total rental expense was $328, $309, and $317 in 1997, 1996, and 1995, respectively. The minimum annual rental commitments under these and other leases with an original lease term exceeding one year are approximately $367 for 1998, $167 for each of 1999 and 2000, and $17 for each of 2001 and 2002.

5.      LONG-TERM DEBT AND NOTE PAYABLE
The Company amended all of its long-term debt agreements with two banks subsequent to December 31, 1997. An agreement amended February 20, 1998 (the "February Agreement") provides:
   (a) a $5,000 term note, payable $250 per quarter beginning March 31, 1998, bearing interest at the London Interbank Offered Rate ("LIBOR") plus 2.75%; and,
   (b) a revolving bank credit facility for borrowings of up to $5,000 expiring in February 2001, bearing interest principally at LIBOR plus 2.75%, with a mandatory reduction in February 1999 to $4,000 in available borrowings. This revolving bank credit facility replaced a similar $5,500 facility under which $5,472 was outstanding as of December 31, 1997 and $1,865 was outstanding as of December 31, 1996.

An agreement amended March 20, 1998 (the "March Agreement") provides:
   (a) term notes for borrowings of up to $42,900 requiring no principal payments prior to maturity on January 1, 2003, bearing interest at LIBOR plus 1.75%, under which $34,343 was outstanding as of December 31, 1997 and $28,500 was outstanding as of December 31, 1996; and,
   (b) a revolving bank credit facility for borrowings of up to $3,500 expiring May 1, 1999, bearing interest at the bank's prime rate, under which $3,183 was outstanding as of December 31, 1997 and $1,499 was outstanding as of December 31, 1996.

Loans made under the February Agreement are collateralized by Datasouth's accounts receivable, inventories and property and equipment. Loans made under the March Agreement are collateralized by all of the common stocks of Gray (except for certain shares of Gray common stock pledged under the note payable discussed below), HCI, CSP and Rawlings owned by the Company; the preferred stock of Gray owned by the Company; warrants to purchase Gray's and Rawlings' common stock owned by the Company; and shares of the Company's common stock held by a significant shareholder of the Company. The loans require adherence to certain financial covenants, the most restrictive of which requires maintaining a cash flow coverage ratio of at least 1.1 to 1.0 beginning December 31, 1998.

In January 1998, the Company executed two interest rate swap agreements, which effectively modify the interest characteristics of $24,750 of the Company's outstanding long-term debt. The agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreements, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change will be accrued and recognized as an adjustment of interest expense related to the debt. The Company effectively converted $20,000 and $4,750 of floating rate debt to a fixed rate basis under two separate agreements. Under the first agreement, $20,000 of long-term debt is subject to a one-year forward swap arrangement, whereby beginning January 1, 1999 and for the following nine years, the Company will be subject to a fixed rate of 7.83%, instead of LIBOR plus 1.75%, the rate in effect until then. Under the second agreement, $4,750 of long-term debt will be subject to a fixed rate of no more 8.9% beginning March 31, 1998, instead of LIBOR plus 2.75%, the rate in effect until then. The notional amount on the $4,750 interest rate swap agreement amortizes $250 per quarter through December 31, 2002. The fair value of the swap agreements is not recognized in the financial statements. If, in the future, an interest rate swap agreement was terminated, any resulting gain or loss would be deferred and amortized to interest expense over the remaining life of the interest rate swap agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the income coincident with the extinguishment.

The Company also has a demand bank note for borrowings of up to $2,000 under which $1,500 was outstanding as of December 31, 1997, bearing interest at the bank's prime rate, collateralized by certain shares of Gray common stock owned by the Company. As of December 31, 1996, $500 of the Company's long-term debt was presented as a short-term obligation, even though there was no obligation to repay any amounts outstanding.

The banks' prime rate as of December 31, 1997 was 8.5%. The interest rate on the Company's LIBOR-based borrowings of $34,343 for the 120-day period including December 31, 1997 was approximately 7.56%. The interest rate on the Company's LIBOR-based borrowings of $2,500 for the 90-day period including December 31, 1997 was approximately 8.13%.

The carrying amount of long-term debt approximates fair value.

6.      INCOME TAXES
The Company's income tax benefit (provision) for the years ending December 31 consists of the following:


                                           1997      1996      1995
        Current:
           Federal                        $  50   $   (67)   $ (300)
           State                             (3)      (66)      (91)
                                          -----   --------   ------
              Total - current                47       (133)    (391)
        Deferred                            892     (3,879)     211
                                          -----   --------   ------
              Total benefit (provision)   $ 939   $ (4,012)  $ (180)
                                          -----   --------   ------

Deferred tax liabilities (assets) are comprised of the following as of December 31:

                                                      1997    1996
        Property and equipment                      $   204  $  228
        Investment in affiliated companies            4,420   4,984
                                                    -------  ------
             Gross deferred tax liabilities           4,624   5,212
                                                    -------  ------
        Deferred consulting fee income                 (141)    (92)
        Allowance for doubtful accounts                 (21)    (17)
        Inventory costs and reserves                   (154)   (154)
        Employee benefits                               (40)    (32)
        Warranty reserve                                (23)    (25)
        Business credit carryforward                   (129)
        Alternative Minimum Tax credit carryforward    (503)   (341)
        Other, net                                      (14)    (60)
                                                     -------   -----
             Gross deferred tax assets               (1,025)   (721)
                                                     ------ -------
             Total deferred taxes, net               $3,599 $ 4,491
                                                     ------ -------

The principal differences between the federal statutory tax rate and the effective tax rate are as follows:

                                              1997    1996    1995
        Federal statutory tax rate            34.0%   34.0%   34.0%
        Realization of Alternative Minimum
             Tax credit carryforward                          (6.4)
        Reduction in valuation allowance              (0.5)  (28.1)
        Goodwill amortization                 (3.8)    1.0    11.6
        State income taxes, net of federal
             benefit                           1.7     4.6     6.7
        Other, net                             2.6     1.5     2.1
                                              ----    ----    ----
        Effective tax rate                    34.5%   40.6%   19.9%
                                              ----    ----    ----

A valuation allowance was provided principally to offset a portion of the deferred tax asset associated with Alternative Minimum Tax ("AMT") credit carryforward as of December 31, 1995, the realization of which was uncertain. Following two successive years in which the Company utilized some of its AMT credit carryforward, the Company determined that the realization of the entire AMT credit carryforward was reasonably certain, and as a result, reduced its valuation allowance to zero. The reduction in the valuation allowance resulted in a tax benefit of $47 and a reduction in goodwill of $131 in 1996. In 1995, the Company reduced its valuation allowance resulting in a tax benefit of $250.

7.      STOCK OPTIONS
In 1994, the Company adopted the 1994 Long Term Incentive Plan (the "1994 Plan") under which 2,500,000 shares of the Company's common stock have been reserved for issuance of stock options, restricted stock awards and stock appreciation rights. Under terms of the Merger with Datasouth, all outstanding stock options to purchase Datasouth common stock were converted to Bull Run stock options under the 1994 Plan. Certain options granted under the 1994 Plan are fully vested at the date of grant, and others vest over three to five year periods. Options granted under the 1994 Plan have terms ranging from three to ten years Shares available for future option grants under the 1994 Plan as of December 31, 1997 and 1996 were 567,000 and 662,000, respectively.

Also in 1994, the Company adopted the Non-Employee Directors' 1994 Stock Option Plan (the "1994 Directors' Plan") under which 350,000 shares of the Company's common stock have been reserved for issuance of stock options. Options under the 1994 Directors' Plan are fully vested when granted. Shares available for future option grants under the 1994 Directors' Plan as of December 31, 1997 and 1996 were 180,000 and 190,000, respectively. The weighted average fair value of options granted was $1.26 in 1997 and $1.03 in 1996.

Information with respect to the Company's stock option plans follows:

                                                 Option             Option
                                                 Shares           Price Range
        Outstanding as of January 1, 1995       1,794,000       $ 0.42 - $ 1.66
          Exercised                              (143,000)      $ 0.42 - $ 0.88
          Forfeited                               (10,000)      $ 0.88
                                                ---------
        Outstanding as of December 31, 1995     1,641,000       $ 0.75 - $ 1.66
          Grants                                  535,000       $ 2.44 - $ 2.68
          Exercised                               (45,000)      $ 0.88
          Forfeited                               (96,000)      $ 0.88
                                                ---------
        Outstanding as of December 31, 1996     2,035,000       $ 0.75 - $ 2.68
          Grants                                  135,000       $ 2.31 - $ 2.44
          Exercised                              (258,000)      $ 0.75 - $ 1.48
          Forfeited                               (30,000)      $ 2.44
                                                ---------
        Outstanding as of December 31, 1997     1,882,000       $ 0.75 - $ 2.68
                                                ---------
        Exercisable as of December 31:
          1995                                    930,000       $ 0.42 - $ 1.66
          1996                                  1,120,000       $ 0.75 - $ 2.44
          1997                                  1,287,000       $ 0.75 - $ 2.68


As of December 31, 1997, the number of outstanding shares under option, weighted average option exercise price and weighted average remaining option contractual life is as follows: 75,000 exercisable shares at $.75 per share, expiring in 4.8 years; 867,000 shares at $.90 per share, expiring in 4.2 years (717,000 shares of which are exercisable); 300,000 exercisable shares at $1.46 per share, expiring in 6.5 years; 535,000 shares at $2.64 per share, expiring in 2.4 years (185,000 shares of which are exercisable); and, 105,000 shares at $2.40 per share, expiring in 8.8 years (none of which are exerciseable).

Pro forma net income and earnings per share required by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair values for these options were estimated at the time of grant using a Black-Scholes option pricing model assuming a risk-free interest rate of 5.93%, dividend yield of 0.0%, a volatility factor of
 .469, and a weighted-average expected life for the options of four to six years. Had compensation cost been measured based on the fair value based accounting of FAS 123, net loss for 1997 would have been $(1,900), or $(.09) per share (basic and diluted), and net income for 1996 would have been $5,225, or $.24 per share (basic) and $.23 per share (diluted). These pro forma results are provided for comparative purposes only and do not purport to be indicative of what would had occurred had compensation cost been measured under FAS 123 or of results which may occur in the future. Since FAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until future years.

8. EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings
(loss) per share:

                                                     1997      1996      1995
   Income (loss) before extraordinary item and
      cumulative effect of accounting change      $ (1,773)  $ 5,877     $ 723
   Weighted average shares for basic earnings     --------   -------    ------
     (loss) per share                               21,302    22,013    22,127
   Effect of dilutive employee stock options             0       932     1,109
   Adjusted weighted average shares and           --------   -------    ------
       assumed conversions for diluted earnings
       (loss) per share                             21,302    22,945    23,236
                                                    ------    ------    ------
Basic earnings (loss) per share                     $ (.08)    $ .26     $ .03
Diluted earnings (loss) per share                   $ (.08)    $ .25     $ .03

9.      RETIREMENT PLANS
The Company has a 401(k) defined contribution benefit plan, whereby employees of the Company may contribute 1% to 15% of their gross pay to the plan subject to limitations set forth by the Internal Revenue Service. The Company may make matching and/or discretionary contributions to the employees accounts in amounts to be determined annually. Total Company contributions to the plan were $208 in 1997, $243 in 1996 and $255 in 1995.

10.     GEOGRAPHIC DATA AND SIGNIFICANT CUSTOMER
Sales to non-domestic customers, located principally in Western Europe and South America, were $2,497 in 1997, $2,954 in 1996 and $2,361 in 1995. A significant amount of revenue from printer operations is derived from one customer. In 1997, 1996 and 1995, 33%, 30% and 30% of such revenue was attributable to this customer, respectively.

11.     ACQUISITION OF PRINTER MANUFACTURER

Effective January 2, 1998, the Company acquired all of the outstanding common stock of CodeWriter Industries, Inc. ("CodeWriter") and all of the outstanding membership interests of CodeWriters affiliate, CW Technologies, LLC ("CWT"), in a transaction valued at approximately $6,200, of which $5,000 was paid at closing in the form of $2,500 cash and $2,500 in the Company's common stock. In addition, the Company is obligated to pay quarterly to the members of CWT, a specified percentage of revenue generated by the Company from CodeWriter and CWT products and services during each calendar quarter through December 31, 2001, but in no event will the aggregate amount of such payments exceed $1,200. The transaction will be accounted for as a purchase.

SELECTED QUARTERLY FINANCIAL DATA
(Unaudited)
(Dollars and shares in thousands, except per share amounts)

                                                    First    Second     Third    Fourth
                                                   Quarter   Quarter   Quarter   Quarter
                                                   -------   -------   -------   -------
1997
Revenue from printer operations                    $ 5,465   $ 5,102   $ 5,545   $ 5,527
Gross profit                                         1,528     1,313     1,566     1,265
Other operating revenue                                598         9        72         2
Net income (loss)                                       20      (469)     (374)     (950)
Earnings (loss) per share - Basic                    $ .00    $ (.02)   $ (.02)   $ (.04)
Earnings (loss) per share - Diluted                  $ .00    $ (.02)   $ (.02)   $ (.04)
Weighted average number of shares:
      Basic                                         21,363    21,260    21,290    21,294
      Diluted                                       22,259    21,260    21,290    21,294

1996
Revenue from printer operations                    $ 6,044   $ 5,810   $ 5,988   $ 5,968
Gross profit                                         1,775     1,658     1,597     1,610
Other operating revenue                                368         2       473         1
Income before extraordinary item and cumulative
effect of accounting change                             49       293     5,480        55
Net income (loss)                                     (225)      293     5,185        55
Earnings per share - Basic:
   Income before extraordinary item and
      cumulative effect of accounting change        $  .00     $ .01     $ .25     $ .00
   Net income (loss)                                $ (.01)    $ .01     $ .24     $ .00
Earnings per share - Diluted:
   Income before extraordinary item and
      cumulative effect of accounting change         $ .00     $ .01     $ .24     $ .00
   Net income (loss)                                $ (.01)    $ .01     $ .23     $ .00
Weighted average number of shares:
      Basic                                         22,123    22,079    21,971    21,879
      Diluted                                       23,113    23,084    22,851    22,721


REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders of Bull Run Corporation:

We have audited the accompanying consolidated balance sheets of Bull Run Corporation as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP") as of and for the year ended June 30, 1996 and 1995 and as of and for the six months ended June 30, 1996 and the year ended December 31, 1995, respectively, have been audited by other auditors whose reports have been furnished to us; the report as to HCI included an explanatory paragraph relating to an accounting change in 1996 in the method of recognizing certain revenue and related expenses. Our opinion, insofar as it relates to data included for HCI and CSP for their respective periods in 1996 and 1995, is based solely on the reports of the other auditors. In the consolidated financial statements, the Company's investment in HCI and CSP is stated at $11,854,000 at December 31, 1996; the Company's equity in the net income of HCI and CSP is stated at $762,000 and $245,000 for the years ended December 31, 1996 and 1995, respectively; and the Company's cumulative effect of accounting change recognized by affiliate is stated at $(274,000) for the year ended December 31, 1996.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, for 1996 and 1995, the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bull Run Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the Consolidated Financial Statements, during 1996 HCI changed its method of recognizing certain revenue and related expenses.

                                             Ernst & Young LLP


Atlanta, Georgia
February 10, 1998, except as to Note 5, for which the date is March 20, 1998.

(INSIDE BACK COVER)

DIRECTORS
J. MACK ROBINSON - Chairman of the Board of Bull Run Corporation; Chairman and President of Delta Life Insurance Company since 1958; Chairman of Atlantic American Corporation, an insurance holding company, since 1974, and President from 1988 to 1995; President and CEO of Gray Communications Systems, Inc. and a director; director emeritus of Wachovia Corporation.

GERALD N. AGRANOFF - Affiliated with Plaza Securities Company and Edelman Securities Company L.P., investment firms, since 1982, and currently General Counsel and a general partner; Vice President, General Counsel and a director of Datapoint Corporation; director of Canal Capital Corporation and American Energy Group, Ltd.

JAMES W. BUSBY - Retired; President of Datasouth Computer Corporation from 1984 through June 1997 and one of its founders in 1977.

HILTON H. HOWELL, JR. - Vice President and Secretary of Bull Run Corporation; President of Atlantic American Corporation since 1995 and Executive Vice President from 1992 to 1995; Executive Vice President and General Counsel of Delta Life and Delta Fire & Casualty Insurance Companies since 1991; director of Gray Communications Systems, Inc.

ROBERT S. PRATHER, JR. - President and Chief Executive Officer of Bull Run Corporation; Executive Vice President - Acquisitions of Gray Communications Systems, Inc. and a director; director of Host Communications, Inc., Capital Sports Properties, Inc., Universal Sports America, Inc., Rawlings Sporting Goods Company, Inc. and The Morgan Group, Inc.

OFFICERS
J. MACK ROBINSON - Chairman of the Board
ROBERT S. PRATHER, JR. - President and Chief Executive Officer
HILTON H. HOWELL, JR. - Vice President and Secretary
FREDERICK J. ERICKSON - Vice President - Finance, Treasurer and Chief Financial Officer

STOCKHOLDER INFORMATION
CORPORATION HEADQUARTERS
Bull Run Corporation
4370 Peachtree Road, N.E.
Atlanta, GA 30319
Phone (404) 266-8333
Fax (404) 261-9607
Internet-http://www.bullruncorp.com

TRANSFER AGENT & REGISTRAR
TranSecurities International, Inc.
2510 N. Pines Road
Spokane, WA 99206-7624
Phone (509) 927-1255

INDEPENDENT AUDITORS
Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, GA 30308-2215

SUBSIDIARIES & AFFILIATES
Datasouth Computer Corporation
4216 Stuart Andrew Boulevard
Charlotte, NC 28217
Phone (704) 523-8500
Fax (704) 525-6104
Internet-http://www.datasouth.com

Gray Communications Systems, Inc.
126 N. Washington Street
Albany, GA 31702
Phone (912) 888-9302
Fax (912) 888-9374

Host Communications, Inc.
546 East Main Street
Lexington, KY 40508
Phone (606) 226-4678
Fax (606) 226-4419

Rawlings Sporting Goods Company, Inc.
1859 Intertech Drive
Fenton, Missouri 63026
Phone (314) 349-3500
Fax (314) 349-3598
Internet-http://www.rawlings.com

STOCK EXCHANGE
Bull Run's common stock trades on The Nasdaq Stock Market under the symbol
"BULL".

Gray's common stocks trade on the New York Stock Exchange under the symbols "GCS" and "GCS.B".

Rawlings'common stock trades on The Nasdaq Stock Market under the symbol "RAWL".

FORM 10-K
A copy of the Company's Annual Report on Form 10-K submitted to the U.S. Securities and Exchange Commission may be obtained by contacting Investor Relations at the Company's Corporate Headquarters.

(BACK COVER)

                          [BULL RUN LOGO APPEARS HERE]

                                    BULL RUN
                                  CORPORATION

          4370 Peachtree Road, N.E. o Atlanta, GA 30319 o 404-266-8333